Exhibit 99.1

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company
1.1	Name and Address of Company

TFI International Inc. (“TFI International”)

8801 Trans-Canada Hwy

Suite 500

Saint-Laurent, Québec H4S 1Z6

1.2	Executive Officer

David Saperstein, Chief Financial Officer of TFI International, is knowledgeable about the significant acquisition referred to herein and this Business Acquisition Report. Mr. Saperstein’s business telephone number is (561) 630-4358.

Item 2	Details of Acquisition
2.1	Nature of Business Acquired

TFI International, through indirect newly-formed subsidiaries, acquired all of the issued and outstanding shares of UPS Ground Freight, Inc. (“UPS Freight” or the “Acquired Business”) and other selected assets of the Acquired Business, pursuant to a Purchase Agreement dated January 24, 2021 among United Parcel Service of America, Inc., United Parcel Service Inc., TForce Holdings Inc. and TFI International, as assigned by an assignment agreement dated April 30, 2021 and amended by a First Amendment dated April 30, 2021 and a Second Amendment dated July 2, 2021.

UPS Freight operates primarily in the less-than-truckload (“LTL”) and dedicated truckload (“TL”) environments. UPS Freight generated approximately $3 billion USD in revenue in 2020 and was approximately breakeven from an operating income perspective. UPS Freight operates in the United States and Canada through its 197 facilities, utilizing a fleet of 6,300 tractors and 23,400 trailers. UPS Freight has approximately 14,000 employees.

2.2	Acquisition Date

April 30, 2021.

2.3	Consideration

TFI International acquired the Acquired Business for a total consideration of $866.1 million USD, including preliminary working capital adjustments.

TFI International paid the purchase price through approximately $400 million USD of cash on hand and approximately $466.1 million USD drawn from TFI’s existing unsecured revolving credit facility.

2.4	Effect on Financial Position

TFI International does not currently have any plans or proposals for material changes in its business affairs or the affairs of the Acquired Business which may have a significant effect on the financial performance or financial position of TFI International.

TFI International continues to operate the LTL business of the Acquired Business, representing approximately 90% of the Acquired Business, as an independent division under its new name, TForce Freight. The dedicated TL assets of the Acquired Business have joined TFI International’s existing TL business segment.

2.5	Prior Valuations

Neither the Acquired Business nor TFI International obtained any valuation opinion within the last twelve months required by securities legislation or a Canadian exchange or market to support the consideration paid by TFI International or any of its subsidiaries for the Acquired Business.

2.6	Parties to Transaction

The transaction described herein was not with an informed person, associate or affiliate of TFI International.

2.7	Date of Report

July 23, 2021

Item 3	Financial Statements and Other Information

The following financial statements of the Acquired Business are annexed to this Business Acquisition Report as Schedule A and form an integral part hereof:

(a)

audited financial statements of UPS Ground Freight, Inc. for the years ended December 31, 2020 and 2019 as well as the unaudited interim financial statements for the three months ended March 31, 2021 and 2020.

The following financial statements are annexed to this Business Acquisition Report as Schedule B and form an integral part hereof:

(a)	unaudited pro forma consolidated financial position of TFI International as at March 31, 2021 that gives effect to the acquisition of UPS Freight as if it had taken place at that date;
(b)

unaudited pro forma condensed consolidated statement of earnings for TFI International for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 that gives effect to the acquisition of UPS Freight as if it had occurred on January 1, 2020; and

(c)	pro forma earnings per share based on the pro forma financial statements referred to in paragraph (b) above.

SCHEDULE A

Deloitte.	Deloitte & Touche LLP 191 Peachtree street NE Suite 2000 Atlanta, GA 30303-1943 USA Tel:+1 404 631 2000 www.deloitte.com

INDEPENDENT AUDITOR’ REPORT

To the Board of Directors of UPS Ground Freight, Inc.

We have audited the accompanying consolidated financial statements of UPS Ground Freight, Inc. (“Freight” or the “Company”), a wholly owned subsidiary of United Parcel Service, Inc. (“UPS” or the “Parent”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related statements of consolidated income and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UPS Ground Freight, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements were prepared on a standalone basis and derived from the consolidated financial statements and accounting records of the Parent. Further, as discussed in Note 2 to the consolidated financial statements, the accompanying financial statements include significant transactions with related parties and reflect allocations of certain expenses from UPS. The historical results of operations, financial position and cash flows of Freight presented in these consolidated financial statements may not be indicative of actual results had Freight been an independent standalone entity, nor are they necessarily indicative of future results of operations, financial position and cash flows.

Our opinion is not modified with respect to this matter.

June 10, 2021

UPS GROUND FREIGHT, INC.

CONSOLIDATED BALANCE SHEETS

(In millions)

	December 31,
	2020	2019
ASSETS
Current Assets:
Accounts receivable, net	$263	$250
Contract assets	50	39
Other current assets	24	19
Total Current Assets	337	308
Property, Plant and Equipment, net	949	1,037
Operating Lease Right-Of-Use Assets	75	91
Goodwill	—	494
Deferred Income Tax Assets	12	12
Other Non-Current Assets	10	11
Total Assets	$1,383	$1,953
LIABILITIES AND SHAREOWNERS’ EQUITY
Current Liabilities:
Current maturities of operating leases	21	24
Accounts payable	50	44
Accrued wages and withholdings	72	51
Self-insurance reserves	73	77
Other current liabilities	55	52
Total Current Liabilities	271	248
Non-Current Operating Leases	53	67
Deferred Income Tax Liabilities	69	115
Self-Insurance Reserves	87	68
Other Non-Current Liabilities	60	33
Shareowners’ Equity:
Additional paid-in capital	1,295	1,399
Retained earnings	(452)	23
Total Shareowners’ Equity	843	1,422
Total Liabilities and Shareowners’ Equity	$1,383	$1,953

See notes to audited, consolidated financial statements.

UPS GROUND FREIGHT, INC.

STATEMENTS OF CONSOLIDATED INCOME

(In millions)

	Years Ended December 31,
	2020	2019
Revenue	$3,272	$3,389
Operating Expenses:
Compensation and benefits	1,568	1,572
Repairs and maintenance	94	89
Depreciation and amortization	109	113
Purchased transportation	979	1,006
Fuel	139	181
Goodwill impairment	494	—
Other occupancy	63	62
Other expenses	309	341
Total Operating Expenses	3,755	3,364
Operating Profit	(483)	25
Other Income and (Expense):	—	1
Total Other Income and (Expense)	—	1
Income (Loss) Before Income Taxes	(483)	26
Income Tax Expense (Benefit)	(8)	5
Net and Comprehensive Income (Loss)	$(475)	$21

See notes to audited, consolidated financial statements.

UPS GROUND FREIGHT, INC.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In millions)

	Years Ended December 31,
	2020	2019
Cash Flows From Operating Activities:
Net income (loss)	$(475)	$21
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	109	113
Self-insurance reserves	15	(16)
Deferred tax (benefit) expense	(46)	(6)
Stock compensation expense	22	17
Impairment loss	494	—
Other gains (losses)	3	1
Changes in assets and liabilities:
Accounts receivable	(13)	(22)
Other assets	(16)	(7)
Accounts payable	6	12
Accrued wages and withholdings	21	9
Other liabilities	—	(6)
Other operating activities	24	—
Net cash from operating activities	144	116
Cash Flows From Investing Activities:
Capital expenditures	(17)	(51)
Proceeds from disposals of property, plant and equipment	—	—
Other investing activities	1	—
Net cash (used in) investing activities	(16)	(51)
Cash Flows From Financing Activities:
Repayment of long-term borrowing	(3)	(1)
Transfers from (to) Parent	(125)	(64)
Net cash (used in) financing activities	(128)	(65)
Net Increase (Decrease) In Cash, Cash Equivalents and Restricted Cash	—	—
Cash, Cash Equivalents and Restricted Cash:
Beginning of period	—	—
End of period	$—	$—
Cash Paid During The Period For:
Income taxes (net of refunds and overpayments)	$39	$11

See notes to audited, consolidated financial statements.

NOTE 1. BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

United Parcel Service, Inc. (“UPS” or the “Parent”) is the world’s largest package delivery company, a leader in the U.S. less-than-truckload industry and a premier provider of global supply chain management solutions. The global market for these services includes transportation, distribution, contract logistics, ground freight, ocean freight, air freight, customs brokerage, insurance and financing. UPS plans to divest one of its reporting units, UPS Freight (“Freight”, the “Company”, “we” or “our”), which is a business within UPS’ Supply Chain & Freight reporting segment, to TFI International Inc (the “Transaction”). For more information, refer to the “Subsequent Events” footnote.

Freight offers regional, inter-regional and long-haul less-than-truckload ("LTL") services in all 50 states, Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. Freight provides reliable LTL service backed by a day-definite, on-time guarantee at no additional cost. Freight also provides dedicated contract carriage Truckload (“TL”) services and services multi-package LTL shipments through the UPS Small Package network through their Ground Freight Pricing (“GFP”) service offering. User friendly shipping, visibility and billing technology offerings, including UPS WorldShip, Quantum View and UPS Billing Center, allow freight customers to create electronic bills of lading, monitor shipment progress and reconcile shipping charges.

Basis of Presentation

Throughout the periods included in these consolidated financial statements, Freight operated as part of UPS and consisted of the legal entity UPS Ground Freight, Inc. Separate financial statements have not historically been prepared for Freight. The consolidated financial statements were prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of the Parent. These consolidated financial statements reflect the historical results of operations, financial position and cash flows of Freight in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The historical results of operations, financial position and cash flows of Freight presented in these consolidated financial statements may not be indicative of actual results had Freight been an independent standalone entity, nor are they necessarily indicative of Freight’s future results of operations, financial position and cash flows. The consolidated financial statements include all revenues and costs directly attributable to Freight and an allocation of expenses related to certain corporate functions. These expenses have been allocated to Freight based on direct usage or benefit where specifically identifiable, with the remaining expenses allocated primarily on a pro rata basis using an applicable measure of revenues, headcount, operating margin or other relevant measures. Freight considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. See note 2 to these consolidated financial statements for further information regarding Freight’s related party transactions.

UPS uses a centralized approach to cash management and financing of its operations. The majority of Freight’s cash is transferred to UPS daily and UPS funds Freight’s operating and investing activities as needed. These arrangements are not reflective of the manner in which Freight would have financed its operations had it been a stand-alone business separate from UPS during the periods presented.

The consolidated financial statements include assets and liabilities specifically attributable to Freight, including assets and liabilities where Freight is the legal beneficiary or obligor. UPS’s debt and related interest expense have not been allocated to Freight for the periods presented since Freight is not the legal obligor on the debt, and UPS’s borrowings were not directly attributable to Freight. All intercompany transactions and balances within Freight have been eliminated. As described in note 2, Related Party Transactions with UPS, certain transactions between Freight and UPS have been included in the consolidated financial statements.

Use of Estimates

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses, and the disclosure of contingencies. Estimates have been prepared on the basis of the most current and best information at the time of preparing the estimate, and actual results could differ materially from those estimates.

Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations and financial position. In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic.

The severity, magnitude and duration of the pandemic, and the resulting economic consequences, remain uncertain, rapidly changing and difficult to predict. As a result, our accounting estimates and assumptions may change over time.

Such changes could result in future impairments of intangible assets, long-lived assets, decreases in the carrying amount of our tax assets, or increases in our self-insurance liabilities at the time of a measurement event.

Revenue Recognition

Revenue is recognized over time as we perform the services in the contract. Refer to note 3 for further discussion of our revenue recognition policies.

Third Party Claims

Claims and insurance accruals reflect the estimated cost of claims for cargo loss and damage incurred in our operations. In establishing accruals for claims and expenses, we evaluate and monitor aggregate claim data, and we use factors such as historical claim payouts and current claim metrics to determine the appropriate reserves for potential liability.

Inventories

Fuel and other materials and supplies inventories are recognized as inventory when purchased, and then charged to expense when used in operations. Diesel and unleaded gasoline inventories are valued at the lower of average cost or net realizable value. Total inventories were $18 and $13 million as of December 31, 2020 and 2019, respectively, and are included in “Other current assets” on the consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and taking into account physical and economic factors that may affect the useful lives of the assets.

Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets, which are as follows:

•	Buildings: 10 to 40 years
•	Leasehold Improvements: lesser of asset useful life or lease term
•	Plant Equipment: 3 to 20 years
•	Technology Equipment: 3 to 10 years
•	Vehicles: 5 to 15 years

We review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on its undiscounted future cash flows. To test for impairment, the estimated undiscounted cash flows expected to be generated from the use and disposal of the asset or asset group is compared to its carrying value. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, undiscounted cash flows or external appraisals, as appropriate. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Estimates and significant assumptions included in the long-lived asset impairment analysis include identification of the primary asset in each asset group and undiscounted cash flow projections. The estimation of undiscounted cash flows and fair value requires us to make assumptions regarding future operating results over the life of the asset or the life of the primary asset in the asset group. The results of the impairment testing are dependent on these estimates which require judgment.

During the fourth quarter of 2020, as a result of the indicator of impairment that led to goodwill impairment, we determined that a triggering event occurred and performed a recoverability test of our long-lived assets. For more information, refer to Note 4.

Leased Assets

For a discussion of our accounting policies related to leased assets, refer to note 7.

Contractual Commitments

We issue surety bonds for self-insurance and other routine business requirements, and as of December 31, 2020 and 2019, we had $21 and $18 million, respectively, of surety bonds written.

Goodwill and Intangible Assets

Costs of purchased businesses in excess of net identifiable assets acquired (goodwill) are tested for impairment at least annually, unless changes in circumstances indicate an impairment may have occurred sooner. We are required to test goodwill on a reporting unit basis. A reporting unit is the operating segment unless, for businesses within that operating segment, discrete financial information is prepared and regularly reviewed by management, in which case such a component business is the reporting unit.

In assessing goodwill for impairment, we initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We consider several factors, including macroeconomic conditions, industry and market conditions, overall financial performance of the reporting unit, changes in management, strategy or customers and relevant reporting unit-specific events such as a change in the carrying amount of net assets, a more likely than not expectation of selling or disposing of all, or a portion of, a reporting unit, and the testing for recoverability of a significant asset group within a reporting unit. If this qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit.

If the qualitative assessment is not conclusive, we calculate the fair value of a reporting unit to test goodwill for impairment. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we record the excess amount as goodwill impairment, not to exceed the total amount of goodwill allocated to the reporting unit. We primarily determine the fair value of our reporting units using a discounted cash flow model and supplement this with observable valuation multiples for comparable companies, as appropriate.

As Freight historically represented a reporting unit for UPS, we completed our goodwill impairment evaluation as part of the UPS annual goodwill impairment evaluation, as of July 1st, 2020 and 2019. We monitor for triggering events in between annual testing dates. During the fourth quarter of 2020, as a result of the upcoming Transaction, we determined that a triggering event had occurred. For more information, refer to Note 6.

Finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. Capitalized software is generally amortized over 7 years.

During the fourth quarter of 2020, as a result of the indicator of impairment that led to goodwill impairment, we determined that a triggering event occurred and performed a recoverability test of our long-lived assets. For more information, refer to Note 6.

Self-Insurance Accruals

UPS is self-insured for costs associated with workers’ compensation claims, automobile liability, health and welfare and general business liabilities, up to certain limits. Insurance reserves are established for estimates of the loss that UPS will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. A portion of the reserve is attributed to Freight each period, up to a certain limit, representing Freight’s obligation. The attributed amount of Freight’s reserve is actuarially determined based on the Company’s loss experience and its retained limits insured by UPS’s captive insurance entity.

Workers’ compensation, automobile liability and general liability insurance claims may take several years to completely settle. Consequently, actuarial estimates are required to project the ultimate cost that will be incurred to fully resolve a claim. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, trends in healthcare costs, the results of any related litigation and with respect to workers’ compensation claims, changes in legislation. Furthermore, claims may emerge in a future year for events that occurred in a prior year at a rate that differs from actuarial projections. All of these factors can result in revisions to actuarial projections and produce a material difference between estimated and actual operating results.

Additionally, UPS and its affiliates provide services and pay certain expenses on behalf of Freight, including commissions, general and administrative expenses as well as maintain a program by which Freight buys down its deductible. The costs of the aforementioned self-insurance expenses and intercompany arrangement are allocated to Freight by UPS, and any cost estimates are trued up to actual amounts based on the actuarial reports at each semiannual period end. During 2020 and 2019, the cost allocated to Freight by UPS was approximately $103 and $85 million, respectively.

Pension and Postretirement Benefits

Certain of our employees participate in defined benefit pension and postretirement medical plans sponsored by UPS which include participants of other UPS businesses. These plans were accounted for as single-employer plans under UPS, however for Freight, we have elected to account for our participation in the plans as a multiemployer benefit plan. Accordingly, we do not record an asset or liability to recognize the funded status of the plans. Additionally, we have elected to allocate the annual service cost of these plans to Freight for all active Freight participants. This related pension expense is reported within “Compensation and benefits” as applicable in the statements of consolidated income.

We participate in a trustee-managed multiemployer health and welfare plan for employees covered under a collective bargaining agreement. Our contributions to this plan are determined in accordance with the respective collective bargaining agreement. We recognize expenses for the contractually required contribution for each period.

Income Taxes

Freight is included within Parent’s federal consolidated income tax return in the United States, within Parent’s combined U.S. state tax returns, and files separately in various states and foreign jurisdictions. Freight does not directly pay U.S. federal or state income taxes. In all periods presented, the income tax provision has been computed for the entities comprising Freight on a standalone, separate return basis as if Freight were a separate taxpayer.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. In estimating future tax consequences, we generally consider all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized. Income taxes as presented attribute deferred income taxes of Parent to Freight standalone combined financial statements in a manner that is systematic, rational and consistent with the asset and liability method. As a result, actual tax transactions included in the consolidated financial statements of Parent may not be included in the separate consolidated financial statements of Freight. Similarly, the tax treatment of certain items reflected in the consolidated financial statements of Freight may not be reflected in the consolidated financial statements and tax returns of Parent.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

Stock-Based Compensation

Parent has stock-based employee compensation plans in which certain Freight employees are participants, which are more fully described in note 9 to these consolidated financial statements. All share-based awards to employees are measured based on their fair values and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period), less estimated forfeitures. Parent has issued employee share-based awards under various incentive compensation plans that are subject to specific vesting conditions, including service conditions, where the awards cliff vest or vest ratably over a one, three, or five year period (the "nominal vesting period”) or at the date the employee retires (as defined by the plan), if earlier. Compensation cost is generally recognized immediately for awards granted to retirement-eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. We estimate forfeiture rates based on historical rates of forfeitures for awards with similar characteristics, historical rates of employee turnover and the nature and terms of the vesting conditions of the awards. We reevaluate our forfeiture rates on an annual basis.

Fair Value Measurements

Our financial assets and liabilities measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment. A general description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy, is included in each footnote with fair value measurements present.

Adoption of New Accounting Standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standards update ("ASU") introducing an expected credit loss methodology for the measurement of financial assets not accounted for at fair value. The methodology replaced the probable, incurred loss model for those assets. We adopted this standard on January 1, 2020. Upon adoption, we updated our process for calculating our allowance for credit losses to include reasonable and supportable forecasts that could affect expected collectability. This adoption did not have a material impact on our consolidated financial position, results of operations or cash flows. We updated our process for calculating our allowance for doubtful accounts to include reasonable and supportable forecasts that could affect expected collectability.

In January 2017, the FASB issued an ASU to simplify the accounting for goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill using a hypothetical purchase price allocation. Under this ASU, goodwill impairment is the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. We adopted this standard on January 1, 2020, applying the simplified approach to calculate the goodwill impairment charge of $494 million that we recorded in conjunction with the Transaction.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with terms beyond twelve months. The new standard also requires enhanced disclosures that provide more transparency and information to financial statement users about lease portfolios. Effective January 1, 2019, we adopted the requirements of this ASU using the modified retrospective approach. We elected the transition package of practical expedients permitted within the standard. As a result, we did not reassess initial direct costs, lease classification, or whether our contracts contain or are leases. We also made an accounting policy election to not recognize right-of-use assets and liabilities for leases with an original lease term of twelve months or less, unless the leases include options to renew or purchase the underlying asset that are reasonably certain to be exercised.

The adoption on January 1, 2019 resulted in the recognition of right-of-use assets for operating leases of approximately $91 million and operating lease liabilities of approximately $91 million. The consolidated financial statements for the years ended December 31, 2020 and 2019 are presented under the new standard. See note 7 for additional disclosures required by this ASU.

In December 2019, the FASB issued an ASU to simplify the accounting for income taxes. The update removes certain exceptions to the general income tax principles. Effective October 1, 2020, we early adopted this ASU. It did not have a material impact on our consolidated financial position, results of operation or cash flows.

Other accounting pronouncements adopted during the periods covered by the consolidated financial statements did not have a material impact on our consolidated financial position, results of operations or cash flows.

Accounting Standards Issued But Not Yet Effective

Other accounting pronouncements issued, but not effective until after December 31, 2020, are not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

NOTE 2. RELATED PARTY TRANSACTIONS WITH UPS

UPS Freight often provides services to other UPS businesses. The nature of services provided is similar to the services that Freight provides to its third party customers. Additionally, Freight sells a unique product, Ground Freight Pricing (GFP), which was developed to win package-compatible and less-than-truckload (LTL) volume from UPS Freight customers. The GFP product is sold by Freight and administered by UPS Small Package entities. Freight receives a transfer of revenue and cost for GFP. In 2019, GFP costs allocated to Freight were determined based on an estimate of marginal cost to UPS Small Package entities, plus a reasonable margin. Beginning in 2020, UPS updated its estimate of marginal cost for the GFP product. The cost associated with GFP that is allocated from UPS to Freight was adjusted to better reflect operational activities associated with this product. Total GFP costs allocated to Freight from UPS Small Package entities during 2020 and 2019 were $376 and $359 million, respectively, presented in purchased transportation expense in the statements of consolidated income. Costs allocated to Freight decreased by $12 million in 2020 as a result in the change in cost allocation methodology.

All significant intercompany transactions between Freight and UPS, including GFP, have been included in these consolidated financial statements and are considered to have been effectively settled through equity contributions or distributions at the time the transactions were recorded. Sales to UPS during the years ended December 31, 2020 and 2019, were $123 and $124 million, respectively. Operating expenses attributable to UPS during the years ended December 31, 2020 and 2019, were $488 and $468 million, respectively.

The total net effect of the settlement of these intercompany transactions is reflected in the statements of consolidated cash flows as a financing activity and in the consolidated balance sheets as additional paid-in capital. UPS uses a centralized approach for the purpose of cash management and financing of its operations. Freight’s cash is transferred to UPS daily and UPS funds Freight’s operating and investing activities as needed.

The consolidated financial statements reflect allocations of certain expenses from UPS including, but not limited to, general corporate expenses such as legal, human resources, finance, accounting, treasury, tax, IT, shared services processing and administration for corporate fixed assets. Management of Freight considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to it. The allocation methods used include a pro rata basis of revenues, cost of revenues, headcount, fixed assets, number of transactions, operating margin or other measures. Allocations for management costs and corporate support services provided to Freight totaled $53 and $57 million for the fiscal years ended December 31, 2020 and 2019, respectively.

The financial information in these consolidated financial statements does not necessarily include all the expenses that would have been incurred by Freight had it been a separate, stand-alone entity. Actual costs that may have been incurred if Freight had been a stand-alone company would depend on a number of factors, including the chosen organization structure and functions outsourced or performed by employees.

NOTE 3. REVENUE RECOGNITION

Revenue Recognition

Substantially all of our revenues are from contracts associated with the pick-up, transportation and delivery of freight (“transportation services”), whether carried out or arranged by Freight, either domestically or internationally, which generally occurs over a short period of time.

Disaggregation of Revenue

	Years Ended December 31,
(in millions)	2020	2019
LTL	$2,566	$2,679
TL	260	297
GFP	446	413
Consolidated revenue	$3,272	$3,389

We account for a contract when both parties have approved the contract and are committed to perform their obligations, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with GAAP. To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as a single contract, and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires judgment, and the decision to combine a group of contracts or to separate the combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Within most of our contracts, the customer contracts with us to provide distinct services, such as transportation services. The vast majority of our contracts with customers for transportation services include only one performance obligation; the transportation services themselves. However, if a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We frequently sell standard transportation services with observable standalone sales prices. In these instances, the observable standalone sales are used to determine the standalone selling price.

Satisfaction of Performance Obligations

We generally recognize revenue over time as we perform the services in the contract because of the continuous transfer of control to the customer. Our customers receive the benefit of our services as the goods are transported from one location to another. Further, if we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed.

As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. For our freight contracts, an output method of progress based on time-in-transit is utilized as the timing of costs incurred does not best depict the transfer of control to the customer. We use the cost- to-cost measure of progress for our GFP delivery contracts because it best depicts the transfer of control to the customer which occurs as we incur costs on our contracts.Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including ancillary or accessorial fees and reductions for estimated customer incentives, are recorded proportionally as costs are incurred. Costs to fulfill include labor and other direct costs and an allocation of indirect costs.

Variable Consideration

It is common for our contracts to contain customer incentives, guaranteed service refunds or other provisions that can either increase or decrease the transaction price. These variable amounts are generally dependent upon achievement of certain incentive tiers or performance metrics. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts of revenue, which may be reduced by incentives or other contract provisions, such as billing adjustments for rerated shipments, in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based on an assessment of anticipated customer spending and all information (historical, current and forecasted) that is reasonably available to us.

Contract Modifications

Contracts are often modified to account for changes in the rates we charge our customers or to add additional distinct services. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Contract modifications that add additional distinct goods or services are treated as separate contracts. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are distinct.

Payment Terms

Under the typical payment terms of our customer contracts, the customer pays at periodic intervals (i.e. every 14 days, 30 days, 45 days, etc.) for shipments included on invoices received. Invoices are generated each week on the week-ending day. It is not customary business practice to extend payment terms past 90 days, and as such, we do not have a practice of including a significant financing component within our contracts with customers.

Accounts Receivable, Net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Losses on accounts receivable are recognized when reasonable and supportable forecasts affect the expected collectability. This requires us to make our best estimate of the current expected losses inherent in our accounts receivable at each balance sheet date. These estimates require consideration of historical loss experience, adjusted for current conditions, forwarding-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. Our risk management process includes standards and policies for reviewing major account exposures and concentrations of risk.

We increased our allowance for expected credit losses by $1 million during 2020 based upon current forecasts that anticipate a slight decline in the economic outlook. Our allowance for credit losses as of December 31, 2020 and 2019 was $10 and $8 million, respectively. Amounts for credit losses charged to expense before recoveries during the twelve months ended December 31, 2020 and 2019 were $18 and $17 million, respectively.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit freight, as we have an unconditional right to payment only once all performance obligations have been completed (i.e. freight has been delivered), and our right to payment is not solely based on the passage of time. Amounts may not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted each quarter based on the short-term nature of the transactions.

Contract liabilities consist of advance payments and billings in excess of revenue as well as deferred revenue. Advance payments and billings in excess of revenue represent payments received from our customers that will be earned over the contract term. Deferred revenue represents the amount of consideration due from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress. We classify advance payments and billings in excess of revenue as either current or long-term, depending on the period over which the advance payment will be earned. We classify deferred revenue as current based on the timing of when we expect to recognize revenue, which typically occurs within a short window after period-end. The full balance of deferred revenue is converted each quarter based on the short-term nature of the transactions. Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. In order to determine revenue recognized in the period from contract liabilities, we first allocate revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that deferred revenue balance.

Contract assets related to in-transit freight were $37 and $23 million at December 31, 2020 and 2019, respectively, net of deferred revenue related to in-transit freight of $13 and $16 million at December 31, 2020 and 2019, respectively. This related deferred revenue is reported within “Other current liabilities” as applicable in the consolidated balance sheets.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including both owned assets as well as assets subject to finance leases, consists of the following as of December 31, 2020 and 2019 (in millions):

	December 31,
	2020	2019
Vehicles	$1,155	$1,196
Land	174	174
Buildings	310	297
Building and leasehold improvements	56	55
Plant equipment	143	127
Technology equipment	50	40
Construction-in-progress	2	8
	1,890	1,897
Less: Accumulated depreciation and amortization	(941)	(860)
	$949	$1,037

Depreciation expense was $105 and $110 million during the years ended December 31, 2020 and 2019, respectively.

Asset Impairment

We review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on its undiscounted future cash flows. To test for impairment, the estimated undiscounted cash flows expected to be generated from the use and disposal of the asset or asset group is compared to its carrying value. If the carrying amount of the asset or asset group is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, undiscounted cash flows or external appraisals, as appropriate. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

During the fourth quarter of 2020, as a result of the indicator of impairment that led to goodwill impairment, we determined that a triggering event occurred and performed a recoverability test of our long-lived assets. The entire network of Freight’s assets was determined to be the asset group. The primary asset within the asset group was identified as vehicles. As a result of the recoverability test performed, we determined that the undiscounted cash flows exceeded the carrying value of the asset group and our long-lived assets were not impaired.

NOTE 5. PENSION AND POST-RETIREMENT BENEFIT PLANS

We participate in various retirement, pension and other postretirement medical plans, including defined benefit and defined contribution plans.  These plans generally provide for retirement, death and/or termination benefits, as well as healthcare benefits for eligible employees based on specific eligibility/participation requirements, vesting periods and benefit formulas.

Pension and Postretirement Benefits

Pension Benefits

Certain of our employees participate in defined benefit pension plans sponsored by UPS which includes participants of other UPS businesses. These plans are accounted for as multiemployer benefit plans and the related net benefit plan obligations are not included in the consolidated balance sheets. The related pension expense is based on annual service cost of active Freight participants and reported within “Compensation and benefits” as applicable in the statements of consolidated income.

The UPS Retirement Plan is noncontributory and includes eligible Freight employees hired prior to July 1, 2016 who are not members of a collective bargaining unit. This plan generally provides for retirement benefits based on average compensation earned by employees prior to retirement. Benefits payable under this plan are subject to maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed by the Internal Revenue Service (“IRS”).

The UPS Pension Plan is noncontributory and includes eligible Freight employees who are covered under a collective bargaining agreement. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

Postretirement Medical Benefits

Certain of our employees also participate in a postretirement medical plan sponsored by UPS which includes participants of other UPS businesses.  This plan provides healthcare benefits to our non-union retirees. Generally, this includes employees with at least 10 years of service who have reached age 55. This plan is accounted for as a multiemployer health and welfare plan and the related net benefit plan obligation is not included in the consolidated balance sheets. The related postretirement benefit expense is based on annual service cost of active

Freight participants and reported within “Compensation and benefits'' as applicable in the statements of consolidated income.

Pension Contributions

The following tables outline our participation in these defined benefit pension and postretirement medical plans for the periods ended December 31, 2020 and 2019 and sets forth our calendar year contributions and accruals for each plan. Contributions for postretirement medical plans were immaterial for the periods ended December 31, 2020 and 2019.

	Freight Contributions (in millions)
	Years Ended December 31,
Pension Plans Fund	2020	2019
UPS Retirement Plan	$13	$16
UPS Pension Plan	106	97
Total Contributions	$119	$113

Defined Contribution Plans

Certain of our employees participate in a defined contribution retirement plan sponsored by UPS which includes participants of other UPS businesses. The UPS 401(k) Savings Plan is sponsored by UPS and includes eligible Freight employees who are not members of a collective bargaining unit. All contributions are subject to maximum compensation and contribution limits for a tax-qualified defined contribution plan as prescribed by the IRS.

For eligible employees hired after July 1, 2016, Freight provides a Retirement Contribution annually in the UPS 401(k) Savings Plan. The Retirement Contribution is calculated as 5% to 8% of eligible pay to the Plan based on years of vesting service. Retirement Contributions charged to expense were $4 million and $3 million for 2020 and 2019, respectively.

Effective June 23, 2017, the UPS 401(k) Savings Plan was amended so that non-union employees who currently participate in the UPS Retirement Plan will, in addition to current benefits under the UPS 401(k) Savings Plan, earn a Retirement Contribution beginning January 1, 2023. Freight will contribute 5% to 8% of eligible compensation to the UPS 401(k) Savings Plan based on years of vesting service. The amendment also provides for transition contributions for certain current UPS Retirement Plan participants. There was no impact to the statements of consolidated income for 2019 and 2020 as a result of this change.

Additionally, the Parent matches, in shares of UPS common stock or cash, a portion of the participating employees’ contributions. Matching contributions charged to expense were $2 million for 2020 and 2019.

Multiemployer Health and Welfare Plans

We contribute to a multiemployer health and welfare plan covering both active and retired participants who meet certain eligibility requirements as covered under the collective bargaining agreement.

Status of Collective Bargaining Agreements

As of December 31, 2020 and 2019, we had approximately 11,102 and 11,800 employees employed, respectively, under the current National Master Agreement ("NMA”) which was ratified on November 11, 2018.

The following table sets forth our calendar year plan contributions and accruals. The related contribution accruals are reported within “Other current liabilities” as applicable in the consolidated balance sheets.

	Freight Contributions and Accruals (in millions)
	Years Ended December 31,
Health and Welfare Fund	2020	2019
Central States, South East & South West Areas Health and Welfare Fund	$197	$203
Total Contributions	$197	$203

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The activity in the balance of the Company’s goodwill was as follows (in millions):

Balance on December 31, 2018:	$494
Acquisitions	—
Balance on December 31, 2019:	$494
Acquisitions	—
Impairment Losses	(494)
Balance on December 31, 2020:	$—

Goodwill Impairment

As Freight historically represented a reporting unit for UPS, we completed our goodwill impairment evaluation as part of the UPS annual goodwill impairment evaluation, as of July 1st, 2020 and 2019.

In assessing our goodwill for impairment, we initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we calculate the fair value of a reporting unit to test goodwill for impairment. We primarily determine the fair value of our reporting units using a discounted cash flow model, and supplement this with observable valuation multiples for comparable companies, as applicable. A comparison of the fair value of the reporting unit with its aggregate carrying value, including goodwill, is performed. If the carrying amount of a reporting unit exceeds its fair value, we record the excess amount as goodwill impairment, not to exceed the total amount of goodwill allocated to the reporting unit.

In the fourth quarter of 2020, we had knowledge of the Transaction and preliminary purchase price. Accordingly, we tested goodwill for impairment as of December 31, 2020, and determined that the fair value of the reporting unit had decreased. A goodwill impairment charge of $494 million, representing the remaining goodwill balance for Freight, is included within Other expenses in the statements of consolidated income. We did not record any goodwill impairment charges in 2019.

Intangible Assets

The following is a summary of intangible assets at December 31, 2020 and 2019 (in millions):

				Weighted-
				Average
	Gross		Net	Amortization
	Carrying	Accumulated	Carrying	Period
	Amount	Amortization	Value	(in years)
December 31, 2020:
Capitalized software	$17	$(7)	$10	7.35
December 31, 2019:
Capitalized software	$18	$(8)	$10	7.06

All of Freight’s recorded intangible assets are deemed to be finite-lived intangibles, and are thus amortized over their estimated useful lives. Impairment tests for these intangible assets are only performed when a triggering event occurs that may indicate that the carrying value of the intangible may not be recoverable. The related intangible assets are reported within “Other non-current assets” as applicable in the consolidated balance sheets.

Amortization of intangible assets was $1 million during 2020 and 2019. Expected amortization of finite-lived intangible assets recorded as of December 31, 2020 for the next five years is as follows (in millions): 2021—$2; 2022—$2; 2023—$2; 2024—$2; 2025—$1. Amortization expense in future periods will be affected by business acquisitions, software development, licensing agreements, and other factors.

During the fourth quarter of 2020, as a result of the indicator of impairment that led to goodwill impairment, we determined that the carrying amount of our long-lived asset group, including our intangible assets, may not be recoverable. As a result, we tested the asset group for recoverability. The test resulted in no impairment as the undiscounted cash flows of the asset group exceeded the carrying amount.

NOTE 7. LEASES

We adopted ASU 2016-02, Leases (Topic 842), on January 1, 2019. The standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases. Some of our leases contain both lease and non-lease components, which we have elected to treat as a single lease component. We have also elected not to recognize leases that have an original lease term, including reasonably certain renewal or purchase options, of twelve months or less in our consolidated balance sheets for all classes of underlying assets. Lease costs for short-term leases are recognized on a straight-line basis over the lease term. We elected the package of transition practical expedients for existing contracts, which allowed us to carry forward our historical assessments of whether contracts are, or contain, leases, lease classification and determination of initial direct costs.

We lease property and equipment under finance and operating leases. We have finance and operating leases for operating facilities, warehouses, corporate office space, information technology equipment (primarily mainframes, servers and copiers), transportation (such as vehicles) and various other equipment used in operating our business. Certain leases for real estate contain options to purchase, extend or terminate the lease. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the optional period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, we consider all relevant economic factors that would compel us to exercise or not exercise an option.

When our leases contain future payments that are dependent on an index or rate, such as the consumer price index, we initially measure the lease liability and ROU asset using the index or rate at the commencement date. In subsequent periods, lease payments dependent on an index or rate are not remeasured. Rather, changes to payments due to a change in an index or rate are recognized in our statements of consolidated income in the period of the change.

When available, we use the rate implicit in the lease to discount lease payments; however, the rate implicit in the lease is not readily determinable for substantially all of our leases. For these leases, we use an estimate of Parent’s incremental borrowing rate to discount lease payments based on information available at lease commencement. The incremental borrowing rate is derived using multiple inputs including Parent’s credit rating, the impact of full collateralization, and lease term. The remaining lease terms vary from 1 month to 12 years.

Transportation and other equipment

We enter into both long-term and short-term leases for transportation equipment to supplement our capacity or meet contractual demands. Some of these assets are leased on a month-to-month basis and the leases can be terminated without penalty. The lease term for these types of leases is determined by the length of the underlying customer contract or based on the judgment of the business unit. We also enter into multi-year leases for trailers to increase capacity during periods of high demand, which are typically only used for 90-120 days during the year. These leases are treated as short-term as the cumulative right-of-use is less than 12 months over the term of the contract.

The remainder of our leases are primarily related to vehicles required to meet capacity needs during periods of higher demand for our shipping services, technology equipment and office equipment used in our facilities.

Some of our transportation and technology equipment leases require us to make additional lease payments based on the underlying usage of the assets. Due to the variable nature of these costs, these are expensed as incurred and are not included in the ROU asset and lease liability.

The components of lease expense for the years ended December 31, 2020 and 2019 are as follows (in millions):

	Years Ended December 31,
	2020	2019
Operating lease costs	$29	$30
Finance lease costs:
Amortization of assets	$3	$2
Interest on lease liabilities	1	1
Total finance lease costs	4	3
Variable lease costs	15	14
Short-term lease costs	11	19
Total lease costs	$59	$66

Supplemental information related to leases and location within the consolidated balance sheets are as follows (in millions, except lease term and discount rate). The related finance lease liabilities are reported within “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets.

	December 31,
	2020	2019
Operating Leases:
Operating lease right-of-use assets	$75	$91
Current maturities of operating leases	$21	$24
Non-current operating leases	53	67
Total operating lease liabilities	$74	$91
Finance Leases:
Buildings	$22	$24
Vehicles, plant equipment, technology equipment and other	8	2
Property, plant and equipment, net	$30	$26
Current maturities of finance leases	$3	$1
Non-current finance leases	28	25
Total finance lease liabilities	$31	$26
Weighted average remaining lease term (in years):
Operating leases	4.99	5.49
Finance leases	9.94	12.44
Weighted average discount rate:
Operating leases	3.41%	3.72%
Finance leases	3.72%	4.06%

Supplemental cash flow information related to leases is as follows (in millions):

	Years Ended December 31,
	2020	2019
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$28	$30
Operating cash flows from finance leases	1	1
Financing cash flows from finance leases	3	1
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$9	$48
Finance leases	$8	$—

Contractual maturities of lease liabilities as of December 31, 2020 are as follows (in millions):

	Finance Leases	Operating Leases
2021	$4	$23
2022	4	19
2023	4	14
2024	4	11
2025	3	5
Thereafter	19	10
Total lease payments	38	82
Less: Imputed interest	(7)	(8)
Total lease obligations	31	74
Less: Current obligations	(3)	(21)
Long-term lease obligations	$28	$53

As of December 31, 2020, we had additional leases which had not commenced. These leases will commence when we are granted access to the property, such as when leasehold improvements are completed by the lessor or a certificate of occupancy is obtained. These leases will commence in 2021.

NOTE 8. SHAREOWNERS EQUITY

Capital Stock, Additional Paid-In Capital and Retained Earnings

The following is a rollforward of our additional paid-in capital and retained earnings accounts for the years ended December 31, 2020 and 2019 (in millions):

	Years Ended December 31,
Additional Paid-In Capital:	2020	2019
Balance at beginning of year	$1,399	$1,446
Change in UPS investment in Freight	(104)	(47)
Balance at end of year	$1,295	$1,399
Retained Earnings:
Balance at beginning of year	$23	$2
Net income (loss)	(475)	21
Balance at end of year	$(452)	$23

All significant intercompany transactions between Freight and UPS, including GFP, have been included in these consolidated financial statements and are considered to have been effectively settled through equity as changes in UPS investment in Freight at the time the transactions were recorded.

NOTE 9. STOCK-BASED COMPENSATION

UPS’s incentive compensation plans permit the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock and stock units, and restricted performance shares and units to eligible employees. On May 14, 2018, UPS shareholders approved the 2018 Omnibus Incentive Compensation Plan under which the Parent was authorized to issue an additional 26 million shares. Each share issued in the form of restricted stock units and restricted performance units (collectively referred to as "Restricted Units"), stock options and other permitted awards reduces the share reserve by one share. The Parent had 7 and 13 million shares available to be issued under this plan as of December 31, 2020 and 2019, respectively.

The primary compensation programs offered under the UPS incentive compensation plan include the UPS Management Incentive Award program (inclusive of programs for U.S. and international-based employees), the UPS Long-Term Incentive Performance Award program, and the UPS Stock Option Program. The total expense recognized in our income statement under all stock compensation award programs was $22 and $17 million during 2020 and 2019, respectively. The associated income tax benefit recognized in our statements of consolidated income was $6 and $4 million during 2020 and 2019, respectively. The cash income tax benefit received from the exercise of stock options and the lapsing of Restricted Units was $6 and $3 million during 2020 and 2019, respectively.

Management Incentive Award Program ("MIP")

Non-executive management earning the right to receive MIP awards is determined annually by a committee, comprised of executive officers of UPS. Awards granted to executive officers are determined annually by the Compensation Committee of the UPS Board of Directors. The MIP provides that up to two-thirds of the annual award will be made in Restricted Units, depending on the level of management involved.  The remainder of the award is electable in the form of cash or unrestricted shares of class A common stock, and is fully vested at the time of grant.

Upon vesting, Restricted Units result in the issuance of the equivalent number of UPS class A common shares after required tax withholdings. Except in the case of death, Restricted Units granted under the MIP prior to 2019 vest over a five-year period with approximately 20% of the award vesting at each anniversary date of the grant. The grant value, less estimated forfeitures, is expensed on a straight-line basis over the requisite service period, except in the case of death, disability or retirement, in which case immediate expensing occurs. On November 3, 2020, the Compensation Committee of the UPS Board of Directors approved an acceleration of the five-year vesting period for all outstanding Restricted Units granted to non-executive management under the MIP prior to 2019. These Restricted Units became fully vested as of December 31, 2020, however, conversion to class A shares will continue to occur over a five-year period. The elimination of the future service requirement for these awards resulted in the recognition of an additional $4 million of stock compensation expense for the year.

Beginning with the MIP award in the first quarter of 2019, Restricted Units vest one year following the grant date, except in the case of death, disability or retirement, in which case immediate vesting occurs. The grant value, less estimated forfeitures, is expensed on a straight-line basis over the requisite service period, except in the case of death, disability or retirement, in which case immediate expensing occurs. All Restricted Units granted are subject to early cancellation or vesting under certain conditions. Dividends earned on Restricted Units are reinvested in additional Restricted Units at each dividend payable date until they have fully vested.

As of December 31, 2020, Freight had the following outstanding Restricted Units, including reinvested dividends, granted under the MIP:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
		Grant Date	Term	Value (in
	Shares	Fair Value	(in years)	thousands)
Nonvested at January 1, 2020	321,378	$104.54
Vested	(323,639)	104.55
Granted	134,518	91.92
Reinvested Dividends	5,438	N/A
Forfeited / Expired	(5,811)	96.41
Nonvested at December 31, 2020	131,884	$91.91	0.28	$22,209

The fair value of each Restricted Unit is the NYSE closing price of UPS class B common stock on the date of grant. The weighted-average grant date fair value of Restricted Units granted during 2020 and 2019 was $91.92 and $106.95, respectively.

The total fair value of Restricted Units vested was $34 and $13 million in 2020 and 2019, respectively. As of December 31, 2020, there was $12 million of total unrecognized compensation cost related to nonvested Restricted Units. That cost is expected to be recognized over a weighted-average period of eight months.

Long-Term Incentive Performance ("LTIP") Program

We award Restricted Units under the LTIP to certain eligible management employees. These Restricted Units generally vest at the end of a three-year performance period except in the case of death, disability or retirement, in which case immediate vesting occurs on a prorated basis. The number of Restricted Units earned is based on the achievement of the performance targets established on the grant date.

For awards granted prior to 2020, the performance targets are equally weighted among consolidated operating return on invested capital ("ROIC"), growth in currency-constant consolidated revenue and total shareholder return ("RTSR") relative to a peer group of companies. For the two-thirds of the award related to ROIC and growth in currency-constant consolidated revenue, we recognize the grant date fair value of these Restricted Units, less estimated forfeitures, as compensation expense ratably over the vesting period, based on the number of awards expected to be earned. The remaining one-third of the award related to RTSR is valued using a Monte Carlo model. We recognize the grant date fair value of this portion of the award, less estimated forfeitures, as compensation expense ratably over the vesting period.

Beginning with the LTIP grant in 2020, the performance targets are equally weighted between adjusted earnings per share and adjusted cumulative free cash flow. The final number of Restricted Units earned will then be subject to adjustment based on RTSR relative to the companies within the Standard & Poor's 500 Index. We determine the grant date fair value of the Restricted Units using a Monte Carlo model and recognize compensation expense, less estimated forfeitures, ratably over the vesting period based on the number of awards expected to be earned.

For the 2020 award, the LTIP will be subdivided into two measurement periods. The first measurement period will evaluate the achievement of performance targets for the year 2020. The second measurement period will evaluate the achievement of performance targets for the years 2021 through 2022. The performance targets for the second measurement period will be determined at a future date.

The weighted-average assumptions used by year, and the calculated weighted-average fair values of the RTSR portion of the grants, are as follows:

	2020	2019
Risk-free interest rate	0.15%	2.24%
Expected volatility	27.50%	19.61%
Weighted-average fair value of units granted	$91.65	$123.40
Share payout	101.00%	114.95%

There is no expected dividend yield as units earn dividend equivalents.

As of December 31, 2020, we had the following Restricted Units outstanding, including reinvested dividends, that were granted under the LTIP program:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
		Grant Date	Term	Value (in
	Shares	Fair Value	(in years)	thousands)
Nonvested at January 1, 2020	36,941	$109.35
Vested	(20,321)	111.40
Granted	4,443	91.65
Reinvested Dividends	1,206	N/A
Forfeited / Expired	N/A	N/A
Nonvested at December 31, 2020	22,269	$104.14	1.20	$3,750

The fair value of each Restricted Unit is the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of Restricted Units granted during 2020 and 2019 was $91.65 and $107.35 million, respectively.

The total fair value of Restricted Units vested was $2 million in 2020 and 2019. As of December 31, 2020, there was $2 million of total unrecognized compensation cost related to nonvested Restricted Units. That cost is expected to be recognized over a weighted-average period of one year.

Non-qualified Stock Options

Our Parent maintains stock option plans under which options are granted to purchase shares of UPS class A common stock. Stock options that are granted in connection with the UPS Incentive Compensation Plan must have an exercise price at least equal to the NYSE closing price of UPS class B common stock on the date the option is granted.

UPS executive officers and certain senior managers receive a non-qualified stock option grant annually, in which the value granted is determined as a percentage of salary. Options granted generally vest over a five-year period with approximately 20% of the award vesting at each anniversary date of the grant. All options granted are subject to earlier cancellation or vesting under certain conditions. The options granted will expire ten years after the date of the grant. Option holders may exercise their options via the payment of cash or class A common stock and new class A shares are issued upon exercise.

The following is an analysis of options to purchase shares of class A common stock issued and outstanding:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
		Exercise	Term	Value (in
	Shares	Price	(in years)	thousands)
Outstanding at January 1, 2020	20,813	$104.28
Exercised	(3,309)	101.93
Granted	4,930	105.54
Forfeited / Expired	N/A	N/A
Outstanding at December 31, 2020	22,434	$104.91	7.00	$3,778
Exercisable at December 31, 2020	10,377	$102.47	5.87	$1,747
Options Vested & Expected to Vest	22,434	$104.91	7.00	$3,778

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The weighted-average assumptions used, by year, and the calculated weighted-average fair values of options, are as follows:

	2020	2019
Expected dividend yield	3.47%	2.93%
Risk-free interest rate	1.50%	2.60%
Expected life in years	7.5	7.5
Expected volatility	18.64%	17.79%
Weighted-average fair value of units granted	$11.93	$16.39

Expected volatilities are based on the historical returns on Parent stock and the implied volatility of Parent publicly-traded options. The expected dividend yield is based on the recent historical dividend yields for Parent stock, taking into account changes in dividend policy. The risk-free interest rate is based on the term structure of interest rates at the time of the option grant. The expected life represents an estimate of the period of time options are expected to remain outstanding, and we have relied upon a combination of the observed exercise behavior of our prior grants with similar characteristics, the vesting schedule of the grants and an index of Parent peer companies with similar grant characteristics in estimating this variable.

There was no unrecognized compensation cost for stock options at December 31, 2020.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2020:

Options Outstanding				Options Exercisable
		Weighted-
		Average
		Remaining	Weighted-		Weighted-
		Contractual	Average		Average
Exercise Price		Term	Exercise		Exercise
Range	Shares	(in years)	Price	Shares	Price
$95.00 - $ 105.00	6,595	5.17	$98.77	5,987 $	98.77
$105.01 - $ 115.00	15,839	7.76	107.46	4,390	107.52
	22,434	7.00	$104.91	10,377	$102.47

Discounted Employee Stock Purchase Plan

The Parent maintains an employee stock purchase plan for all eligible employees. Under this plan, shares of UPS class A common stock may be purchased at quarterly intervals at 95% of the NYSE closing price of UPS class B common stock on the last day of each quarterly period. Employees purchased 25,412 and 27,400 shares at an average price of $120.88 and $106.89 per share, during 2020 and 2019, respectively. This plan is not considered to be compensatory, and therefore no compensation cost is measured for the employees’ purchase rights.

NOTE 10. INCOME TAXES

Income tax expense for the years ended December 31, 2020 and 2019 consists of the following (in millions):

	Years Ended December 31,
	2020		2019
Current:	$		$
U.S. Federal		32		9
U.S. State and Local		6		2
Total Current		38		11
Deferred:
U.S. Federal		(40)		(5)
U.S. State and Local		(6)		(1)
Total Deferred		(46)		(6)
Total Income Tax Expense		$(8)		$5

Income before income taxes includes the following components (in millions):

	Years Ended December 31,
	2020	2019
United States	$(484)	$25
Non-U.S.	1	1
Total Income (Loss) Before Income Taxes	$(483)	$26

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2020 and 2019 consists of the following:

	December 31,
	2020	2019
Statutory U.S. federal income tax rate	21.0%	21.0%
U.S. state and local income taxes (net of federal benefit)	—	3.8
Non-U.S. tax rate differential	—	0.7
U.S. federal tax credits	0.2	(4.2)
Nondeductible goodwill impairment	(19.5)	—
Other permanent differences	0.1	(2.9)
Other	(0.1)	0.8
Effective income tax rate	1.7%	19.2%

Significant components of the Company’s deferred tax assets and liabilities from temporary differences as of December 31, 2020 and 2019 are as follows:

	December 31,
	2020	2019
Fixed assets and capitalized software	$(143)	$(158)
Operating lease right-of-use assets	(19)	(23)
Goodwill	—	(11)
Other	(3)	(5)
Deferred tax liabilities	(165)	(197)
Loss and credit carryforwards	12	14
Insurance reserves	40	35
Stock compensation	10	9
Operating lease liabilities	19	23
Accrued payroll tax	12	0
Other	15	13
Deferred tax assets	108	94
Deferred assets valuation allowance	—	—
	108	94
Net deferred tax asset (liability)	$(57)	$(103)

Further, we have U.S. state and local operating loss and credit carryforwards as follows (in millions):

	December 31,
	2020	2019
U.S. state and local operating loss carryforwards	$15	$18

For the separate company financial statements, the opening tax attribute balances reported as of January 1, 2019 are the balances available per the historical tax return filings. There may be some instances where taxable income from other consolidated entities have been used to monetize the historical tax attributes of Freight. In these cases, it is not practical to adjust the historical carrying value of the attribute on a separate return basis to reflect the stand-alone results from the beginning of the carryforward period. During the carve out period, all attributes have been utilized or generated based on the separate return basis.

The U.S. state and local operating loss carryforwards and credits can be carried forward for periods ranging from one year to eighteen years.

We file income tax returns in the U.S. federal jurisdiction, most U.S. state and local jurisdictions, and in Puerto Rico. We have substantially resolved all U.S. federal income tax matters for tax years prior to 2016, and the consolidated federal return including Freight is under IRS audit for tax years 2017-2018. In addition, certain separate state returns and consolidated state returns which Freight is included in are under audit for various years.

The Company has evaluated the potential impact of ASC 740 on its financial statements and has not identified any uncertain tax positions requiring recognition or disclosure under this interpretation.  The Company’s practice is to recognize interest income and expense and penalties associated with income tax as a component of income tax expense. No interest or penalties have been recognized in the Company’s financial statements.

NOTE 11. LEGAL PROCEEDINGS AND CONTINGENCIES

We are involved in a number of judicial proceedings and other matters arising from the conduct of our business.

Although there can be no assurance as to the ultimate outcome, we have generally denied, or believe we have a meritorious defense and will deny, liability in all pending matters, and we intend to vigorously defend each matter.

We accrue amounts associated with legal proceedings when and to the extent a loss becomes probable and can be reasonably estimated. These amounts are not material for the periods ended December 31, 2020 and 2019. The actual costs of resolving legal proceedings may be substantially higher or lower than the amounts accrued on those claims.

For matters as to which we are not able to estimate a possible loss or range of losses, we are not able to determine whether any such loss will have a material adverse effect on our business, financial condition, results of operations or liquidity.

NOTE 12. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 10, 2021, the date on which the consolidated financial statements were issued.  On January 24, 2021, UPS entered into a definitive agreement to sell Freight to

TFI International, Inc. (the “Buyer”) for $800 million, subject to working capital and other adjustments. Consummation of the Transaction is subject to customary closing conditions, including receipt of applicable federal regulatory approvals. The Transaction closed in the second quarter of 2021. In connection with the Transaction, UPS and the Buyer also executed an arrangement for Freight to continue to utilize UPS’ domestic package network to fulfill shipments for a period of five years.

On April 30, 2021, certain facilities historically owned by UPS and leased to Freight were legally transferred to Freight.

Table of Contents

Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020	2

Statements of Consolidated Income for the three months ended March 31, 2021 and 2020	3

Statements of Consolidated Cash Flows for the three months ended March 31, 2021 and 2020	4

Notes to Consolidated Financial Statements	5

1

UPS GROUND FREIGHT, INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2021 (unaudited) and December 31, 2020 (In millions)

	March 31,	December 31,
	2021	2020
ASSETS
Current Assets:
Accounts receivable	$293	$273
Less: Allowance for credit losses	(9)	(10)
Accounts receivable, net	284	263
Contract assets	59	50
Other current assets	28	24
Total Current Assets	371	337
Property, Plant and Equipment, net	924	949
Operating Lease Right-Of-Use Assets	75	75
Deferred Income Tax Assets	12	12
Other Non-Current Assets	10	10
Total Assets	$1,392	$1,383
LIABILITIES AND SHAREOWNERS’ EQUITY
Current Liabilities:
Current maturities of operating leases	21	21
Accounts payable	47	50
Accrued wages and withholdings	82	72
Self-insurance reserves	73	73
Other current liabilities	60	55
Total Current Liabilities	283	271
Non-Current Operating Leases	53	53
Deferred Income Tax Liabilities	68	69
Self-Insurance Reserves	89	87
Other Non-Current Liabilities	59	60
Shareowners’ Equity:
Additional paid-in capital	1,285	1,295
Retained earnings	(445)	(452)
Total Shareowners’ Equity	840	843
Total Liabilities and Shareowners’ Equity	$1,392	$1,383

See notes to unaudited, consolidated financial statements.

2

UPS GROUND FREIGHT, INC.

STATEMENTS OF CONSOLIDATED INCOME

(In millions)

(unaudited)

	Three Months Ended
	March 31,
	2021	2020
Revenue	$797	$793
Operating Expenses:
Compensation and benefits	391	399
Repairs and maintenance	25	24
Depreciation and amortization	26	28
Purchased transportation	218	219
Fuel	37	42
Other occupancy	22	17
Other expenses	70	90
Total Operating Expenses	789	819
Operating Profit	8	(26)
Other Income and (Expense):	—	—
Total Other Income and (Expense)	—	—
Income Before Income Taxes	8	(26)
Income Tax Expense	1	(7)
Net and Comprehensive Income	$7	$(19)

See notes to unaudited, consolidated financial statements.

3

UPS GROUND FREIGHT, INC.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In millions)

(unaudited)

	Three Months Ended
	March 31,
	2021	2020
Cash Flows From Operating Activities:
Net income	$7	$(19)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	26	28
Self-insurance reserves	2	(2)
Deferred tax (benefit) expense	(1)	(10)
Stock compensation expense	7	7
Other gains (losses)	1	—
Changes in assets and liabilities:
Accounts receivable	(21)	(33)
Other assets	(13)	(5)
Accounts payable	(3)	(9)
Accrued wages and withholdings	10	(3)
Other liabilities	5	(2)
Other operating activities	(1)	1
Net cash from operating activities	19	(47)
Cash Flows From Investing Activities:
Capital expenditures	(3)	(6)
Proceeds from disposals of property, plant and equipment	1	—
Other investing activities	1	(4)
Net cash (used in) investing activities	(1)	(10)
Cash Flows From Financing Activities:
Repayment of long-term borrowing	(1)	—
Transfers from (to) Parent	(17)	57
Net cash (used in)/from financing activities	(18)	57
Net Increase (Decrease) In Cash, Cash Equivalents and Restricted Cash	—	—
Cash, Cash Equivalents and Restricted Cash:
Beginning of period	—	—
End of period	$—	$—

See notes to unaudited, consolidated financial statements.

4

NOTE 1. BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

United Parcel Service, Inc. (“UPS” or the “Parent”) is the world’s largest package delivery company, a leader in the U.S. less-than-truckload industry and a premier provider of global supply chain management solutions. The global market for these services includes transportation, distribution, contract logistics, ground freight, ocean freight, air freight, customs brokerage, insurance and financing. On January 24, 2021, UPS entered into a definitive agreement to sell Freight to TFI International, Inc. (the “Buyer”) for $800 million, subject to working capital and other adjustments (the “Transaction”). Consummation of the Transaction is subject to customary closing conditions, including receipt of applicable federal regulatory approvals. The Transaction closed on April 30, 2021. In connection with the Transaction, UPS and the Buyer executed an arrangement for Freight to continue to utilize UPS’ domestic package network to fulfill shipments for a period of five years.

Freight offers regional, inter-regional and long-haul less-than-truckload ("LTL") services in all 50 states, Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. Freight provides reliable LTL service backed by a day-definite, on-time guarantee at no additional cost. Freight also provides dedicated contract carriage Truckload (“TL”) services and services multi-package LTL shipments through the UPS Small Package network through their Ground Freight Pricing (“GFP”) service offering. User friendly shipping, visibility and billing technology offerings, including UPS WorldShip, Quantum View and UPS Billing Center, allow freight customers to create electronic bills of lading, monitor shipment progress and reconcile shipping charges.

Basis of Presentation

Throughout the periods included in these consolidated financial statements, Freight operated as part of UPS and consisted of the legal entity UPS Ground Freight, Inc. Separate financial statements have not historically been prepared for Freight. The consolidated financial statements were prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of the Parent. These consolidated financial statements reflect the historical results of operations, financial position and cash flows of Freight in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The historical results of operations, financial position and cash flows of Freight presented in these consolidated financial statements may not be indicative of actual results had Freight been an independent standalone entity, nor are they necessarily indicative of Freight’s future results of operations, financial position and cash flows. The consolidated financial statements include all revenues and costs directly attributable to Freight and an allocation of expenses related to certain corporate functions. These expenses have been allocated to Freight based on direct usage or benefit where specifically identifiable, with the remaining expenses allocated primarily on a pro rata basis using an applicable measure of revenues, headcount, operating margin or other relevant measures. Freight considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. See Note 2 to these consolidated financial statements for further information regarding Freight’s related party transactions.

These interim unaudited, consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly our financial position as of March 31, 2021 and December 31, 2020, our results of operations for the three months ended March 31, 2021 and 2020 and our cash flows for the three months ended March 31, 2021 and 2020. The results reported in these interim unaudited, consolidated financial statements should not be regarded as indicative of results that may be expected for any other period or the entire year. The interim unaudited, consolidated financial statements should be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2020.

UPS uses a centralized approach to cash management and financing of its operations. The majority of Freight’s cash is transferred to UPS daily and UPS funds Freight’s operating and investing activities as needed. These arrangements are not reflective of the manner in which Freight would have financed its operations had it been a stand-alone business separate from UPS during the periods presented.

The consolidated financial statements include assets and liabilities specifically attributable to Freight, including assets and liabilities where Freight is the legal beneficiary or obligor. UPS’s debt and related interest expense have not been allocated to Freight for the periods presented since Freight is not the legal obligor on the debt, and UPS’s borrowings were not directly attributable to Freight. All intercompany transactions and balances within Freight

5

have been eliminated. As described in Note 2, Related Party Transactions with UPS, certain transactions between Freight and UPS have been included in the consolidated financial statements.

Fair Value of Financial Instruments

The carrying amounts of our accounts receivable and accounts payable approximate fair value as of March 31, 2021 and December 31, 2020. We utilized Level 2 inputs to determine the fair value of our accounts receivable and accounts payable.

Use of Estimates

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses, and the disclosure of contingencies. Estimates have been prepared on the basis of the most current and best information at the time of preparing the estimate, and actual results could differ materially from those estimates.

Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations and financial position. In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic. The severity, magnitude and duration of the pandemic, and the resulting economic consequences, remain uncertain, rapidly changing and difficult to predict. As a result, our accounting estimates and assumptions may change over time.

Such changes could result in future impairments of intangible assets, long-lived assets, decreases in the carrying amount of our tax assets, or increases in our self-insurance liabilities at the time of a measurement event.

For interim unaudited, consolidated financial statement purposes, we provide for accruals under our various company-sponsored employee benefit plans for each three month period based on one quarter of the estimated annual expense.

Adoption of New Accounting Standards

In December 2019, the FASB issued an ASU to simplify the accounting for income taxes. The update removes certain exceptions to the general income tax principles. Effective October 1, 2020, we early adopted this ASU. It did not have a material impact on our consolidated financial position, results of operation or cash flows.

For accounting standards adopted in the period ended March 31, 2020, refer to Note 1 to our audited, consolidated financial statements for the year ended December 31, 2020. Other accounting pronouncements adopted during the periods covered by the unaudited, consolidated financial statements did not have a material impact on our consolidated financial position, results of operations or cash flows.

Accounting Standards Issued But Not Yet Effective

Other accounting pronouncements issued, but not effective until after March 31, 2021, are not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

NOTE 2. RELATED PARTY TRANSACTIONS WITH UPS

UPS Freight often provides services to other UPS businesses. The nature of services provided is similar to the services that Freight provides to its third party customers. Additionally, Freight sells a unique product, Ground Freight Pricing (GFP), which was developed to win package-compatible and less-than-truckload (LTL) volume from UPS Freight customers. The GFP product is sold by Freight and administered by UPS Small Package entities. Freight receives a transfer of revenue and cost for GFP. Total GFP costs allocated to Freight from UPS Small Package entities for the three months ended March 31, 2021 and 2020 were $69 and $78 million, respectively, presented in purchased transportation expense in the statements of consolidated income.

6

All significant intercompany transactions between Freight and UPS, including GFP, have been included in these consolidated financial statements and are considered to have been effectively settled through equity contributions or distributions at the time the transactions were recorded. Sales to UPS during the three months ended March 31, 2021 and 2020, were $30 and $27 million, respectively. Operating expenses attributable to UPS during the three months ended March 31, 2021 and 2020, were $98 and $103 million, respectively.

The total net effect of the settlement of these intercompany transactions is reflected in the statements of consolidated cash flows as a financing activity and in the consolidated balance sheets as additional paid-in capital. UPS uses a centralized approach for the purpose of cash management and financing of its operations. Freight’s cash is transferred to UPS daily and UPS funds Freight’s operating and investing activities as needed.

The consolidated financial statements reflect allocations of certain expenses from UPS including, but not limited to, general corporate expenses such as legal, human resources, finance, accounting, treasury, tax, IT, shared services processing and administration for corporate fixed assets. Management of Freight considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to it. The allocation methods used include a pro rata basis of revenues, cost of revenues, headcount, fixed assets, number of transactions, operating margin or other measures. Allocations for management costs and corporate support services provided to Freight totaled $5 million for the three months ended March 31, 2021 and 2020.

The financial information in these consolidated financial statements does not necessarily include all the expenses that would have been incurred by Freight had it been a separate, stand-alone entity. Actual costs that may have been incurred if Freight had been a stand-alone company would depend on a number of factors, including the chosen organization structure and functions outsourced or performed by employees.

NOTE 3. REVENUE RECOGNITION

Revenue Recognition

Substantially all of our revenues are from contracts associated with the pick-up, transportation and delivery of freight (“transportation services”), whether carried out or arranged by Freight, either domestically or internationally, which generally occurs over a short period of time.

Disaggregation of Revenue

	Three Months Ended
	March 31,
(in millions)	2021	2020
LTL	$634	$637
TL	61	67
GFP	102	89
Consolidated revenue	$797	$793

We account for a contract when both parties have approved the contract and are committed to perform their obligations, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with GAAP. To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as a single contract, and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires judgment, and the decision to combine a group of contracts or to separate the combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Within most of our contracts, the customer contracts with us to provide distinct services, such as transportation

7

services. The vast majority of our contracts with customers for transportation services include only one performance obligation; the transportation services themselves. However, if a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We frequently sell standard transportation services with observable standalone sales prices. In these instances, the observable standalone sales are used to determine the standalone selling price.

Satisfaction of Performance Obligations

We generally recognize revenue over time as we perform the services in the contract because of the continuous transfer of control to the customer. Our customers receive the benefit of our services as the goods are transported from one location to another. Further, if we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed.

As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. For our freight contracts, an output method of progress based on time-in-transit is utilized as the timing of costs incurred does not best depict the transfer of control to the customer. We use the cost-to-cost measure of progress for our GFP delivery contracts because it best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including ancillary or accessorial fees and reductions for estimated customer incentives, are recorded proportionally as costs are incurred. Costs to fulfill include labor and other direct costs and an allocation of indirect costs.

Variable Consideration

It is common for our contracts to contain customer incentives, guaranteed service refunds or other provisions that can either increase or decrease the transaction price. These variable amounts are generally dependent upon achievement of certain incentive tiers or performance metrics. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts of revenue, which may be reduced by incentives or other contract provisions, such as billing adjustments for rerated shipments, in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based on an assessment of anticipated customer spending and all information (historical, current and forecasted) that is reasonably available to us.

Contract Modifications

Contracts are often modified to account for changes in the rates we charge our customers or to add additional distinct services. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Contract modifications that add additional distinct goods or services are treated as separate contracts. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are distinct.

Payment Terms

Under the typical payment terms of our customer contracts, the customer pays at periodic intervals (i.e. every 14 days, 30 days, 45 days, etc.) for shipments included on invoices received. Invoices are generated each week on the week-ending day. It is not customary business practice to extend payment terms past 90 days, and as such, we do not have a practice of including a significant financing component within our contracts with customers.

8

Accounts Receivable, Net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Losses on accounts receivable are recognized when reasonable and supportable forecasts affect the expected collectability. This requires us to make our best estimate of the current expected losses inherent in our accounts receivable at each balance sheet date. These estimates require consideration of historical loss experience, adjusted for current conditions, forwarding-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. Our risk management process includes standards and policies for reviewing major account exposures and concentrations of risk.

In the first three months of 2021 and 2020, we decreased our allowance for expected credit losses by less than a million and increased our allowance for expected credit losses by $1 million respectively based upon current forecasts that anticipate a slight decline in the economic outlook. Our allowance for credit losses as of March 31, 2021 and December 31, 2020 was $9 and $10 million, respectively. Our provision for credit losses charged to expense before recoveries during the three months ended March 31, 2021 and 2020 was $3 and $5 million, respectively.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit freight, as we have an unconditional right to payment only once all performance obligations have been completed (i.e. freight has been delivered), and our right to payment is not solely based on the passage of time. Amounts may not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted each quarter based on the short-term nature of the transactions.

Contract liabilities consist of advance payments and billings in excess of revenue as well as deferred revenue. Advance payments and billings in excess of revenue represent payments received from our customers that will be earned over the contract term. Deferred revenue represents the amount of consideration due from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress. We classify advance payments and billings in excess of revenue as either current or long-term, depending on the period over which the advance payment will be earned. We classify deferred revenue as current based on the timing of when we expect to recognize revenue, which typically occurs within a short window after period-end. The full balance of deferred revenue is converted each quarter based on the short-term nature of the transactions. Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. In order to determine revenue recognized in the period from contract liabilities, we first allocate revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that deferred revenue balance.

Contract assets related to in-transit freight were $37 million at March 31, 2021 and December 31, 2020, net of deferred revenue related to in-transit freight of $22 and $13 million at March 31, 2021 and December 31, 2020, respectively. This related deferred revenue is reported within “Other current liabilities” as applicable in the consolidated balance sheets.

9

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including both owned assets as well as assets subject to finance leases, consists of the following as of March 31, 2021 and December 31, 2020 (in millions):

	March 31,	December 31,
	2021	2020
Vehicles	$1,138	$1,155
Land	174	174
Buildings	308	310
Building and leasehold improvements	57	56
Plant equipment	143	143
Technology equipment	51	50
Construction-in-progress	3	2
	1,874	1,890
Less: Accumulated depreciation and amortization	(950)	(941)
	$924	$949

Depreciation expense was $25 and $26 million during the three months ended March 31, 2021 and 2020, respectively.

We monitor our property, plant and equipment categories for any indicators that the carrying value of the assets may not be recoverable. There were no impairment indicators identified during the three months ended March 31, 2021 or 2020.

NOTE 5. PENSION AND POSTRETIREMENT BENEFIT PLANS

We participate in various retirement, pension and other postretirement medical plans, including defined benefit and defined contribution plans. These plans generally provide for retirement, death and/or termination benefits, as well as healthcare benefits for eligible employees based on specific eligibility/participation requirements, vesting periods and benefit formulas.

Pension and Postretirement Benefits

Pension Benefits

Certain of our employees participate in defined benefit pension plans sponsored by UPS which includes participants of other UPS businesses. These plans are accounted for as multiemployer benefit plans and the related net benefit plan obligations are not included in the consolidated balance sheets. The related pension expense is based on annual service cost of active Freight participants and reported within “Compensation and benefits” as applicable in the statements of consolidated income.

The UPS Retirement Plan is noncontributory and includes eligible Freight employees hired prior to July 1, 2016 who are not members of a collective bargaining unit. This plan generally provides for retirement benefits based on average compensation earned by employees prior to retirement. Benefits payable under this plan are subject to maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed by the Internal Revenue Service (“IRS”).

The UPS Pension Plan is noncontributory and includes eligible Freight employees who are covered under a collective bargaining agreement. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

10

Postretirement Medical Benefits

Certain of our employees also participate in a postretirement medical plan sponsored by UPS which includes participants of other UPS businesses.  This plan provides healthcare benefits to our non-union retirees. Generally, this includes employees with at least 10 years of service who have reached age 55. This plan is accounted for as a multiemployer health and welfare plan and the related net benefit plan obligation is not included in the consolidated balance sheets. The related postretirement benefit expense is based on annual service cost of active Freight participants and reported within “Compensation and benefits'' as applicable in the statements of consolidated income.

Pension Contributions

The following tables outline our participation in these defined benefit pension and postretirement medical plans for the three months ended March 31, 2021 and 2020 and sets forth our calendar year contributions and accruals for each plan. Contributions for postretirement medical plans were immaterial for the three months ended March 31, 2021 and 2020.

	Freight Contributions (in millions)
	Three Months Ended March 31,
Pension Plans Fund	2021	2020
UPS Retirement Plan	$3	$3
UPS Pension Plan	27	27
Total Contributions	$30	$30

Defined Contribution Plans

Certain of our employees participate in a defined contribution retirement plan sponsored by UPS which includes participants of other UPS businesses. The UPS 401(k) Savings Plan is sponsored by UPS and includes eligible Freight employees who are not members of a collective bargaining unit. All contributions are subject to maximum compensation and contribution limits for a tax-qualified defined contribution plan as prescribed by the IRS.

For eligible employees hired after July 1, 2016, Freight provides a Retirement Contribution annually in the UPS 401(k) Savings Plan. The Retirement Contribution is calculated as 5% to 8% of eligible pay to the Plan based on years of vesting service. Retirement Contributions charged to expense were $1 million and less than a million for the three months ended March 31, 2021 and 2020, respectively.

Effective June 23, 2017, the UPS 401(k) Savings Plan was amended so that non-union employees who currently participate in the UPS Retirement Plan will, in addition to current benefits under the UPS 401(k) Savings Plan, earn a Retirement Contribution beginning January 1, 2023. Freight will contribute 5% to 8% of eligible compensation to the UPS 401(k) Savings Plan based on years of vesting service. The amendment also provides for transition contributions for certain current UPS Retirement Plan participants. There was no impact to the statements of consolidated income for 2019 and 2020 as a result of this change.

Additionally, the Parent matches, in shares of UPS common stock or cash, a portion of the participating employees’ contributions. Matching contributions charged to expense were $1 million for each of the three months ended March 31, 2021 and 2020.

Multiemployer Health and Welfare Plans

We contribute to a multiemployer health and welfare plan covering both active and retired participants who meet certain eligibility requirements as covered under the collective bargaining agreement.

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Status of Collective Bargaining Agreements

We have approximately 10,540 employees employed under the current National Master Agreement ("NMA”) which was ratified on November 11, 2018.

The following table sets forth our calendar year plan contributions and accruals. The related contribution accruals are reported within “Other current liabilities” as applicable in the consolidated balance sheets.

	Freight Contributions
	and Accruals (in millions)
	Three Months Ended March 31,
Health and Welfare Fund	2021	2020
Central States, South East & South West Areas Health and Welfare Fund	$49	$51
Total Contributions	$49	$51

NOTE 6. INTANGIBLE ASSETS

The following is a summary of intangible assets as of March 31, 2021 and December 31, 2020 (in millions):

				Weighted-
				Average
				Amortization
	Gross Carrying	Accumulated	Net Carrying	Period
	Amount	Amortization	Value	(in years)
March 31, 2021:
Capitalized software	$17	$(7)	$10	7.35
December 31, 2020:
Capitalized software	$17	$(7)	$10	7.35

Amortization expense was less than a million and $1 million during the three months ended March 31, 2021 and 2020, respectively.

NOTE 7. LEASES

We recognize a right-of-use ("ROU") asset and lease liability for all leases. Some of our leases contain both lease and non-lease components, which we have elected to treat as a single lease component. We have also elected not to recognize leases that have an original lease term, including reasonably certain renewal or purchase options, of twelve months or less in our consolidated balance sheets for all classes of underlying assets. Lease costs for short-term leases are recognized on a straight-line basis over the lease term. We elected the package of transition practical expedients for existing contracts, which allowed us to carry forward our historical assessments of whether contracts are, or contain, leases, lease classification and determination of initial direct costs.

We lease property and equipment under finance and operating leases. We have finance and operating leases for operating facilities, warehouses, corporate office space, information technology equipment (primarily mainframes, servers and copiers), transportation (such as vehicles) and various other equipment used in operating our business. Certain leases for real estate contain options to purchase, extend or terminate the lease. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the optional period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, we consider all relevant economic factors that would compel us to exercise or not exercise an option.

When our leases contain future payments that are dependent on an index or rate, such as the consumer price index, we initially measure the lease liability and ROU asset using the index or rate at the commencement date. In

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subsequent periods, lease payments dependent on an index or rate are not remeasured. Rather, changes to payments due to a change in an index or rate are recognized in our statements of consolidated income in the period of the change.

When available, we use the rate implicit in the lease to discount lease payments; however, the rate implicit in the lease is not readily determinable for substantially all of our leases. For these leases, we use an estimate of Parent’s incremental borrowing rate to discount lease payments based on information available at lease commencement. The incremental borrowing rate is derived using multiple inputs including Parent’s credit rating, the impact of full collateralization, and lease term. The remaining lease terms vary from 1 month to 12 years.

Transportation and other equipment

We enter into both long-term and short-term leases for transportation equipment to supplement our capacity or meet contractual demands. Some of these assets are leased on a month-to-month basis and the leases can be terminated without penalty. The lease term for these types of leases is determined by the length of the underlying customer contract or based on the judgment of the business unit. We also enter into multi-year leases for trailers to increase capacity during periods of high demand, which are typically only used for 90-120 days during the year. These leases are treated as short-term as the cumulative right-of-use is less than 12 months over the term of the contract.

The remainder of our leases are primarily related to vehicles required to meet capacity needs during periods of higher demand for our shipping services, technology equipment and office equipment used in our facilities.

Some of our transportation and technology equipment leases require us to make additional lease payments based on the underlying usage of the assets. Due to the variable nature of these costs, these are expensed as incurred and are not included in the ROU asset and lease liability.

The components of lease expense for the three months ended March 31, 2021 and 2020 are as follows (in millions):

	Three Months Ended
	March 31,
	2021	2020
Operating lease costs	$7	$8
Finance lease costs:
Amortization of assets	$1	$1
Interest on lease liabilities	—	—
Total finance lease costs	1	1
Variable lease costs	5	4
Short-term lease costs	3	3
Total lease costs	$16	$16

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Supplemental information related to leases and location within the consolidated balance sheets are as follows (in millions, except lease term and discount rate). The related finance lease liabilities are reported within “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets.

	March 31,	December 31,
	2021	2020
Operating Leases:
Operating lease right-of-use assets	$75	$75
Current maturities of operating leases	$21	$21
Non-current operating leases	53	53
Total operating lease liabilities	$74	$74
Finance Leases:
Buildings	$21	$22
Vehicles, plant equipment, technology equipment and other	8	8
Property, plant and equipment, net	$29	$30
Current maturities of finance leases	$3	$3
Non-current finance leases	28	28
Total finance lease liabilities	$31	$31
Weighted average remaining lease term (in years):
Operating leases	5.10	4.99
Finance leases	9.72	9.94
Weighted average discount rate:
Operating leases	3.36%	3.41%
Finance leases	4.50%	3.72%

Supplemental cash flow information related to leases is as follows (in millions):

	Three Months Ended
	March 31,
	2021	2020
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$7	$8
Operating cash flows from finance leases	—	—
Financing cash flows from finance leases	1	1
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$5	$(8)
Finance leases	$—	$4

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Maturities of lease liabilities as of March 31, 2021 are as follows (in millions):

	Finance Leases	Operating Leases
2021	3	18
2022	4	19
2023	4	15
2024	4	11
2025	4	7
Thereafter	19	12
Total lease payments	38	82
Less: Imputed interest	(7)	(8)
Total lease obligations	31	74
Less: Current obligations	(3)	(21)
Long-term lease obligations	$28	$53

As of March 31, 2021, we had additional leases which had not commenced. These leases will commence when we are granted access to the property, such as when leasehold improvements are completed by the lessor or a certificate of occupancy is obtained. These leases will commence in 2021.

NOTE 8. SHAREOWNERS EQUITY

Additional Paid-In Capital and Retained Earnings

The following is a rollforward of our additional paid-in capital and retained earnings accounts for the three months ended March 31, 2021 and 2020 (in millions):

	Three Months Ended
	March 31,
Additional Paid-In Capital:	2021	2020
Balance at beginning of period	$1,295	$1,399
Change in UPS investment in Freight	(10)	61
Balance at end of period	$1,285	$1,460
Retained Earnings:
Balance at beginning of period	$(452)	$23
Net income	7	(19)
Balance at end of period	$(445)	$4

All significant intercompany transactions between Freight and UPS, including GFP, have been included in these consolidated financial statements and are considered to have been effectively settled through equity as changes in UPS investment in Freight at the time the transactions were recorded.

NOTE 9. STOCK-BASED COMPENSATION

UPS’s incentive compensation plans permit the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock and stock units, and restricted performance shares and units to eligible employees (restricted stock and stock units, restricted performance shares and performance units are herein referred to as “Restricted Units”). Upon vesting, Restricted Units result in the issuance of the equivalent number of UPS class A common shares after required tax withholdings. Dividends accrued on Restricted Units are reinvested in additional Restricted Units at each dividend payable date and are subject to the same vesting and forfeiture conditions as the underlying Restricted Units upon which they are earned.

The primary compensation programs offered under the UPS incentive compensation plan include the UPS Management Incentive Award program, the UPS Long-Term Incentive Performance Award program, and the UPS

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Stock Option Program. UPS also maintains an employee stock purchase plan which allows eligible employees to purchase shares of UPS class A common stock at a discount. Additionally, our matching contributions to our primary employee defined contribution savings plan are made in shares of UPS class A common stock.

Management Incentive Award Program ("MIP")

Restricted Units under the MIP are awarded to certain eligible management employees. These Restricted Units vest one year following the grant date (except in the case of death, disability or retirement, in which case immediate vesting occurs). The grant value is expensed on a straight-line basis (less estimated forfeitures) over the requisite service period (except in the case of death, disability or retirement, in which case immediate expensing occurs).

Based on the date that the eligible management population and performance targets were approved for the 2020 MIP, we determined the award measurement dates to be March 22, 2021; therefore, the Restricted Units awarded were valued for stock compensation expense purposes using the closing New York Stock Exchange ("NYSE") price of $161.06 on that date.

Long-Term Incentive Performance ("LTIP") Program

We award Restricted Units under the LTIP to certain eligible management employees. These Restricted Units generally vest at the end of a three-year performance period (except in the case of death, disability or retirement, in which case immediate vesting occurs on a prorated basis). The number of Restricted Units earned is based on the achievement of the performance targets established on the grant date.

For awards granted prior to 2020, the performance targets are equally weighted among consolidated operating return on invested capital ("ROIC"), growth in currency-constant consolidated revenue and total shareholder return ("RTSR") relative to a peer group of companies. For the two-thirds of the award related to ROIC and growth in currency-constant consolidated revenue, we recognize the grant date fair value of these Restricted Units, less estimated forfeitures, as compensation expense ratably over the vesting period, based on the number of awards expected to be earned. The remaining one-third of the award related to RTSR is valued using a Monte Carlo model. We recognize the grant date fair value of this portion of the award, less estimated forfeitures, as compensation expense ratably over the vesting period.

Beginning with the LTIP grant that was made in the second quarter of 2020, the performance targets are equally weighted between adjusted earnings per share and adjusted cumulative free cash flow. The final number of Restricted Units earned will then be subject to adjustment based on RTSR relative to the companies within the Standard & Poor's 500 Index. We determine the grant date fair value of the Restricted Units using a Monte Carlo model and recognize compensation expense (less estimated forfeitures) ratably over the vesting period based on the number of awards expected to be earned.

For the 2020 award, the LTIP will be subdivided into two measurement periods. The first measurement period will evaluate the achievement of performance targets for the year 2020. The second measurement period will evaluate the achievement of performance targets for the years 2021 through 2022. The performance targets for the second measurement period were approved on March 25, 2021 and the target Restricted Units awarded were valued at $167.66 at that date.

The eligible management employees and performance targets for the 2021 LTIP award were also approved on March 25, 2021. We therefore determined this to be the award measurement date and the target Restricted Units awarded were valued at $166.52.

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The weighted-average assumptions used by year, and the calculated weighted-average fair values of the LTIP awards granted in 2021 and 2020 are as follows:

	2021	2020
Risk-free interest rate	0.19%	0.15%
Expected volatility	30.70%	27.50%
Weighted-average fair value of units granted	$167.17	$91.65
Share payout	102.40%	101.00%
There is no expected dividend yield as units earn dividend equivalents.

Non-qualified Stock Options

Our Parent maintains stock option plans under which options are granted to purchase shares of UPS class A common stock. Stock option awards generally vest over a five-year period with approximately 20% of the award vesting at each anniversary of the grant date (except in the case of death, disability or retirement, in which case immediate vesting occurs). The options granted expire 10 years after the date of the grant. In the first three months of 2021, we granted $2,589 million stock options at a grant price of $165.66, which is based on the closing NYSE price on February 10, 2021.

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The weighted-average assumptions used, by year, and the calculated weighted-average fair values of options granted are as follows:

	2021	2020
Expected dividend yield	3.32%	3.47%
Risk-free interest rate	0.83%	1.50%
Expected life in years	7.5	7.5
Expected volatility	23.14%	18.64%
Weighted-average fair value of units granted	$23.63	$11.93

Pre-tax compensation expense for share-based awards recognized in "Compensation and benefits" on the statements of consolidated income was $7 million for each of the three months ended March 31, 2021 and 2020.

NOTE 10. INCOME TAXES

Our effective tax rate decreased to 12.5% during the three months ended March 31, 2021 from 26.9% in the same period of 2020. The decrease in the rate is mainly driven by excess tax benefits related to share-based compensation, which reduced our effective rate by 13.8% year to date in 2021 compared to a rate increase of 2.1% in the same period of 2020.

Freight has evaluated the potential impact of ASC 740 on its financial statements and has not identified any uncertain tax positions requiring recognition or disclosure under this interpretation.

NOTE 11. LEGAL PROCEEDINGS AND CONTINGENCIES

We are involved in a number of judicial proceedings and other matters arising from the conduct of our business.

Although there can be no assurance as to the ultimate outcome, we have generally denied, or believe we have a meritorious defense and will deny, liability in all pending matters, and we intend to vigorously defend each matter. We accrue amounts associated with legal proceedings when and to the extent a loss becomes probable and can be reasonably estimated. These amounts are not material for the three months ended March 31, 2021 and December 31, 2020. The actual costs of resolving legal proceedings may be substantially higher or lower than the amounts accrued on those claims.

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For matters as to which we are not able to estimate a possible loss or range of losses, we are not able to determine whether any such loss will have a material adverse effect on our business, financial condition, results of operations or liquidity.

NOTE 12. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 10, 2021, the date on which the consolidated financial statements were issued. On April 30, 2021, the Transaction closed and certain facilities historically owned by UPS and leased to Freight were legally transferred to Freight.

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SCHEDULE B

See attached document

Pro Forma Consolidated Financial Statements (unaudited)

As at March 31, 2021

For the Year ended December 31, 2020 and the three-months ended March 31, 2021

TFI International Inc.	PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2021

(UNAUDITED)

(in thousands of U.S. dollars)
	TFI International	UPS Freight (Note 3)	Pro Forma Adjustments (Note 4)	TFI International Pro Forma Consolidated
Assets
Cash and cash equivalents	401,968	—	(400,000)	1,980
Trade and other receivables	590,201	321,000	28,754	939,955
Inventoried supplies	8,972	15,095	594	24,661
Current taxes recoverable	4,212	—	302	4,514
Prepaid expenses	26,523	12,795	2,176	41,494
Assets held for sale	1,848	—	—	1,848
Other assets	—	110	750	860
Current assets	1,033,724	349,000	(367,424)	1,015,300
Property and equipment	1,083,232	895,000	157,816	2,136,048
Right-of-use assets	321,995	104,000	(3,029)	422,966
Intangible assets	1,755,255	10,000	(3,144)	1,762,111
Other assets	24,258	—	—	24,258
Deferred tax assets	12,676	12,000	(12,000)	12,676
Non-current assets	3,197,416	1,021,000	139,643	4,358,059
Total assets	4,231,140	1,370,000	(227,781)	5,373,359
Liabilities
Trade and other payables	491,766	129,000	95,539	716,305
Current taxes payable	13,412	—	—	13,412
Provisions	14,250	73,000	(73,000)	14,250
Other financial liabilities	12,358	35,000	(35,000)	12,358
Long-term debt	37,026	—	—	37,026
Lease liabilities	88,927	24,000	—	112,927
Current liabilities	657,739	261,000	(12,461)	906,278
Long-term debt	1,205,813	—	466,098	1,671,911
Lease liabilities	265,955	81,000	(4,029)	342,926
Employee benefits	15,889	—	67,828	83,717
Provisions	32,768	89,000	(38,648)	83,120
Other financial liabilities	17,798	31,000	(30,944)	17,854
Deferred tax liabilities	234,580	68,000	48,449	351,029
Non-current liabilities	1,772,803	269,000	508,754	2,550,557
Total liabilities	2,430,542	530,000	496,293	3,456,835
Equity
Share capital	1,125,243	—	—	1,125,243
Contributed surplus	20,606	1,285,000	(1,285,000)	20,606
Accumulated other comprehensive loss	(156,567)	—	—	(156,567)
Retained earnings (deficit)	811,316	(445,000)	560,926	927,242
Equity attributable to owners of the Company	1,800,598	840,000	(724,074)	1,916,524
Total liabilities and equity	4,231,140	1,370,000	(227,781)	5,373,359

2

TFI International Inc.	PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the Year Ended December 31, 2020

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)
	TFI International	UPS Freight (Note 3)	Pro Forma Adjustments (Note 4)	TFI International Pro Forma Consolidated
Revenue	3,484,303	2,953,500	—	6,437,803
Fuel surcharge	296,831	318,500	—	615,331
Total revenue	3,781,134	3,272,000	—	7,053,134
Materials and services expenses	2,051,835	1,212,000	—	3,263,835
Personnel expenses	888,185	1,568,000	—	2,456,185
Other operating expenses	150,572	340,825	8,000	499,397
Depreciation of property and equipment	170,520	105,423	(11,233)	264,710
Depreciation of right-of-use assets	80,496	29,560	—	110,056
Amortization of intangible assets	48,213	204	—	48,417
Gain on sale of business	(306)	—	—	(306)
Bargain purchase gain	(4,008)	—	(122,926)	(126,934)
Impairment	—	494,000	—	494,000
(Gain) loss on sale of rolling stock and equipment	(7,888)	2,010	—	(5,878)
Gain on derecognition of right-of-use assets	(1,159)	—	—	(1,159)
Loss on sale of land and building	6	165	—	171
Gain on sale of assets held for sale	(11,899)	—	—	(11,899)
Total operating expenses	3,364,567	3,752,187	(126,159)	6,990,595
Operating income	416,567	(480,187)	(126,159)	62,539
Finance (income) costs
Finance income	(2,776)	—	2,000	(776)
Finance costs	56,686	2,813	7,271	66,770
Net finance costs	53,910	2,813	9,271	65,994
Income (loss) before income tax	362,657	(483,000)	116,888	(3,455)
Income tax expense (recovery)	86,982	(8,000)	(1,449)	77,533
Net income (loss) for the period attributable
to owners of the Company	275,675	(475,000)	118,337	(80,988)
Basic earnings (loss) per share	3.09			(0.91)
Diluted earnings (loss) per share	3.03			(0.91)

3

TFI International Inc.	PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the Three months ended March 31, 2021

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)
	TFI International	UPS Freight (Note 3)	Pro Forma Adjustments (Note 4)	TFI International Pro Forma Consolidated
Revenue	1,059,134	708,202	—	1,767,336
Fuel surcharge	89,673	88,798	—	178,471
Total revenue	1,148,807	797,000	—	1,945,807
Materials and services expenses	665,920	280,000	—	945,920
Personnel expenses	257,272	391,000	—	648,272
Other operating expenses	53,427	83,728	(1,000)	136,155
Depreciation of property and equipment	41,220	24,814	(2,808)	63,226
Depreciation of right-of-use assets	22,799	7,363	—	30,162
Amortization of intangible assets	14,371	193	—	14,564
(Gain) loss on sale of rolling stock and equipment	(3,605)	473	—	(3,132)
Gain on derecognition of right-of-use assets	(404)	—	—	(404)
Loss on sale of land and building	—	799	—	799
Gain on sale of assets held for sale	(3,938)	—	—	(3,938)
Total operating expenses	1,047,062	788,370	(3,808)	1,831,624
Operating income	101,745	8,630	3,808	114,183
Finance (income) costs
Finance income	(607)	—	500	(107)
Finance costs	15,042	630	1,818	17,490
Net finance costs	14,435	630	2,318	17,383
Income before income tax	87,310	8,000	1,490	96,800
Income tax expense	20,423	1,000	349	21,772
Net income for the period attributable
to owners of the Company	66,887	7,000	1,141	75,028
Basic earnings per share	0.72			0.80
Diluted earnings per share	0.70			0.79

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TFI International Inc.	NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	(UNAUDITED)

1.	Acquisition of UPS Freight

TFI International, through indirect newly-formed subsidiaries, acquired all of the issued and outstanding shares of UPS Ground Freight, Inc. (“UPS Freight” or the “Acquired Business”) and other selected assets of the Acquired Business, pursuant to a Purchase Agreement dated January 24, 2021 among United Parcel Service of America, Inc., United Parcel Service Inc. (together the “Vendors”), TForce Holdings Inc. and TFI International (together the “Acquirers”, “TFI International”, or “TFI”), as assigned by an assignment agreement dated April 30, 2021 and amended by a First Amendment dated April 30, 2021 and a Second Amendment dated July 2, 2021. The sale was done on a cash-free, debt-free basis and the seller retained the obligations related to the pre-closing pension obligations, taxes and accident and workers compensation liability claims and costs. The date of acquisition is April 30, 2021.

The total consideration paid for the acquisition of $866.1 million was funded by a mixture of cash on hand of approximately $400 million, and approximately $466.1 million drawn from the currently existing unsecured revolving credit facility available to TFI International.

2.	Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared by management in connection with the filing of TFI International’s Business Acquisition Report for the acquisition of UPS Freight. The pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and gives effect to the acquisitions further described in note 4 and to the assumptions and adjustments described in note 4. The unaudited pro forma consolidated statement of financial position of TFI International as at March 31, 2021 gives effect to the acquisition as if it had occurred on March 31, 2021. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2020 and for the three-month period ended March 31, 2021 give effect to the acquisition as if it had occurred on January 1, 2020.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the financial position and results of operations that would have been achieved if the acquisition had been completed on those dates or for the periods presented, nor do they claim to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized and integration costs that may be incurred upon completion of the acquisition, if successful, have been excluded from the unaudited proforma condensed consolidated financial statements.

In preparing these unaudited pro forma consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of income, historical information of TFI International have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been compiled using the audited consolidated financial statements of TFI International as at December 31, 2020, the unaudited interim condensed consolidated financial statements as at March 31, 2021, and the historical information of UPS Freight that was prepared in accordance with the US Generally Accepted Accounting Principles (“US GAAP”) compiled using the audited financial statements of UPS Freight as at December 31, 2020, and the unaudited interim financial statements for the three months ending March 31, 2021, reconciled to IFRS (see note 4). The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are set out in TFI’s audited consolidated financial statements for the year ended December 31, 2020. In preparing the unaudited pro forma condensed consolidated financial statements, management conducted a preliminary review of UPS Freight’s US GAAP accounting policies and performed a reconciliation to TFI International’s IFRS policies. However, this is prepared based on information known to date and may change as the Company completes its process. This explanation and impact of each adjustment for the statement of financial position and consolidated statements of income for each period presented are described in note 3.

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The adjustments to the unaudited pro forma condensed consolidated financial statements are preliminary and have been made solely for the purpose of presenting the unaudited pro forma condensed consolidated financial statements, which are necessary to comply with applicable disclosure and reporting requirements. The unaudited pro forma condensed consolidated financial statements are prepared using accounting policies consistent with IFRS and Part 8 of National Instrument 51-102 “Continuous Disclosure Obligations of Canadian securities laws and are not intended to comply with the requirements of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Securities and Exchange Commission.

The audited financial statements of UPS Freight as at December 31, 2020, and the unaudited interim financial statements for the three months ending March 31, 2021 were prepared on a standalone basis and derived from the consolidated financial statements and accounting records of the Parent. The historical results of operations, financial position and cash flows of UPS Freight present in these financial statements may not be indicative of actual results had UPS Freight been an independent standalone entity, nor are they necessarily indicative of UPS Freight’s future results of operations, financial position and cash flows. The financial statements include all revenues and costs directly attributable to UPS Freight and an allocation of expenses related to certain corporate functions. These expenses have been allocated to UPS Freight based on direct usage or benefit where specifically identifiable, with the remaining expenses allocated primarily on a pro rata basis using an applicable measure of revenues, headcount, operating margin or relevant measures. UPS Freight considered these allocations to be a reasonable reflect of the utilization of services or the benefits received.

In the opinion of TFI’s management, these unaudited pro forma condensed consolidated financial statements include all adjustments necessary for a fair presentation of the transactions described in the notes to these financial statements applied on a basis consistent with TFI International’s accounting policies.

3.	UPS Freight Financial Statement Presentation and IFRS Adjustments

The following table outlines the presentation, reclassification and disaggregation adjustments to the consolidated balance sheet accounts as a result of UPS Freight as a result of the reconciliation from US GAAP to IFRS and adjustments to conform to TFI International’s accounting policies and presentation as at March 31, 2021:

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(in thousands of U.S. dollars)
	Footnote	Historical UPS Freight U.S. GAAP	IFRS reconciliation and presentation adjustments	UPS Freight IFRS
Assets
Trade and other receivables	1,3		321,000	321,000
Inventoried supplies	2		15,095	15,095
Prepaid expenses	2		12,795	12,795
Other assets	2		110	110
UPS - Accounts receivable, net	1	284,000	(284,000)	—
UPS - Contract assets	1	59,000	(59,000)	—
UPS - Other current assets	2	28,000	(28,000)	—
Current assets		371,000	(22,000)	349,000
Property and equipment	4, 5		895,000	895,000
Right-of-use assets	5, 6		104,000	104,000
Intangible assets	7		10,000	10,000
Deferred tax assets	8		12,000	12,000
UPS - Property, Plant and Equipment, net	4, 5	924,000	(924,000)	—
UPS - Operating Lease Right-Of-Use Assets	6	75,000	(75,000)	—
UPS - Deferred Income Tax Assets	8	12,000	(12,000)	—
UPS - Other Non-Current Assets	7	10,000	(10,000)	—
Non-current assets		1,021,000	—	1,021,000
Total assets		1,392,000	(22,000)	1,370,000
Liabilities
Trade and other payables	9		129,000	129,000
Provisions	10		73,000	73,000
Other financial liabilities	3, 11, 12		35,000	35,000
Lease liabilities	12, 13		24,000	24,000
UPS - Current maturities of operating leases	13	21,000	(21,000)	—
UPS - Accounts payable	9	47,000	(47,000)	—
UPS - Accrued wages and withholdings	9	82,000	(82,000)	—
UPS - Self-insurance reserves	10	73,000	(73,000)	—
UPS - Other current liabilities	11	60,000	(60,000)	—
Current liabilities		283,000	(22,000)	261,000
Lease liabilities	14, 15		81,000	81,000
Provisions	16		89,000	89,000
Other financial liabilities	15, 17		31,000	31,000
Deferred tax liabilities	18		68,000	68,000
UPS - Non-current Operating Leases	14	53,000	(53,000)	—
UPS - Deferred Income Tax Liabilities	18	68,000	(68,000)	—
UPS - Self-Insurance Reserves	16	89,000	(89,000)	—
UPS - Other Non-Current Liabilities	17	59,000	(59,000)	—
Non-current liabilities		269,000	—	269,000
Total liabilities		552,000	(22,000)	530,000
Equity
Contributed surplus	19		1,285,000	1,285,000
Retained earnings		(445,000)	—	(445,000)
UPS - Additional paid-in capital	19	1,285,000	(1,285,000)	—
Equity attributable to owners of the Company		840,000	—	840,000
Total liabilities and equity		1,392,000	(22,000)	1,370,000

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1: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Accounts receivable,net and contract assets reclassified to trade and other receivables.

2: Disaggregate other assets to inventoried supplies, prepaid expenses and other assets to conform to TFI International presentation.

3: Reclass unearned revenue from other current liabilities to accounts receivable to offset the receivable recorded in accordance with the methods and policies applied by TFI International to measure and present contract assets and liabilities.

4: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Property, plant and equipment, net reclassified to property and equipment.

5: Reclass of finance type right-of-use assets from property and equipment to right-of-use assets.

6: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Operating lease right-of-use assets reclassified to right-of-use assets.

7: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Other non-current assets reclassified to intangible assets.

8: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Deferred Income tax asset reclassified to deferred tax assets.

9: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Accounts payable and accrued wages and withholdings reclassified to trade and other payables.

10: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Self-insurance reserves reclassified to provisions.

11: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Other current liabilities reclassified to other financial liabilities.

12: Reclass of the lease liabilities related to finance type leases from other financial liabilities to lease liabilities.

13: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Current maturities of operating leases to lease liabilities.

14: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Non-current operating leases to lease liabilities.

15: Reclass of the lease liabilities related to finance type leases from other financial liabilities to lease liabilities.

16: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Self-insurance reserves reclassified to provisions.

17: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Other non-current liabilities reclassified to other financial liabilities.

18: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Deferred income tax liabilities reclassified to deferred tax liabilities.

19: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Additional paid-in capital reclassified to contributed surplus.

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The following tables outline reconciling items to the consolidated statements of income because of the reconciliation from U.S. GAAP to IFRS and adjustments to conform to TFI’s accounting policies and presentation:

For the Year Ended December 31, 2020:

(In thousands of U.S. dollars, except per share amounts)
	Footnote	Historical UPS Freight U.S. GAAP	IFRS reconciliation and presentation adjustments	UPS Freight IFRS
Revenue	1	3,272,000	(318,500)	2,953,500
Fuel surcharge	1	—	318,500	318,500
Total revenue		3,272,000	—	3,272,000
Materials and services expenses	2		1,212,000	1,212,000
Personnel expenses	3		1,568,000	1,568,000
Other operating expenses	4, 5, 6		340,825	340,825
Depreciation of property and equipment	7, 8		105,423	105,423
Depreciation of right-of-use assets	5, 8		29,560	29,560
Amortization of intangible assets	8		204	204
Impairment	9		494,000	494,000
Loss on sale of rolling stock and equipment	6		2,010	2,010
Loss on sale of land and building	6		165	165
UPS - Compensation and benefits	3	1,568,000	(1,568,000)	—
UPS - Repairs and maintenance	2	94,000	(94,000)	—
UPS - Depreciation and amortization	7	109,000	(109,000)	—
UPS - Purchased transportation	2	979,000	(979,000)	—
UPS - Fuel	2	139,000	(139,000)	—
UPS - Goodwill impairment	9	494,000	(494,000)	—
UPS - Other Occupancy	4	63,000	(63,000)	—
UPS - Other Expenses	4	309,000	(309,000)	—
Total operating expenses		3,755,000	(2,813)	3,752,187
Operating income (loss)		(483,000)	2,813	(480,187)
Finance (income) costs
Finance income			—	—
Finance costs	5		2,813	2,813
Net finance costs			2,813	2,813
Loss before income tax		(483,000)	—	(483,000)
Income tax recovery		(8,000)	—	(8,000)
Net loss for the period attributable to owners of the Company		(475,000)	—	(475,000)

1: Disaggregate revenue between revenue and fuel surcharge revenue to confirm to TFI presentation..

2: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Repairs and maintenance, purchased transportation and fuel reclassified to materials and services expenses.

3: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Compensation and benefits reclassified to personnel expenses.

4: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Other occupancy and other expenses reclassified to other operating expenses.

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5: Reclass of rent expense (included in other operating expenses) for the operating leases under U.S. GAAP to depreciation of right-of-use assets and interest on lease liabilities under IFRS 16 presented in finance costs.

6: Disaggregate and reclass gains and losses on the sale of rolling stock and equipment and land and building from other operating expenses.

7: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Depreciation and amortization reclassified to depreciation of property and equipment.

8: Disaggregate depreciation between depreciation on property and equipment, depreciation on right-of-use assets and intangible amortization.

9. Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Goodwill impairment reclassified to impairment.

For the Three-months Ended March 31, 2021:

(In thousands of U.S. dollars, except per share amounts)
	Footnote	Historical UPS Freight U.S. GAAP	IFRS reconciliation and presentation adjustments	UPS Freight IFRS
Revenue	1	797,000	(88,798)	708,202
Fuel surcharge	1	—	88,798	88,798
Total revenue		797,000	—	797,000
Materials and services expenses	2		280,000	280,000
Personnel expenses	3		391,000	391,000
Other operating expenses	4, 5, 6		83,708	83,728
Depreciation of property and equipment	7, 8		24,814	24,814
Depreciation of right-of-use assets	5, 8		7,363	7,363
Amortization of intangible assets	8		193	193
Loss on sale of rolling stock and equipment	6		473	473
Loss on sale of land and building	6		799	799
UPS - Compensation and benefits	3	391,000	(391,000)	—
UPS - Repairs and maintenance	2	25,000	(25,000)	—
UPS - Depreciation and amortization	7	26,000	(26,000)	—
UPS - Purchased transportation	2	218,000	(218,000)	—
UPS - Fuel	2	37,000	(37,000)	—
UPS - Other Occupancy	4	22,000	(22,000)	—
UPS - Other Expenses	4	70,000	(70,000)	—
Total operating expenses		789,000	(630)	788,370
Operating income		8,000	630	8,630
Finance (income) costs
Finance income			—	—
Finance costs	5		630	630
Net finance costs			630	630
Income (loss) before income tax		8,000	—	8,000
Income tax recovery		1,000	—	1,000
Net income (loss) for the period attributable to owners of the Company		7,000	—	7,000

1: Disaggregate revenue between revenue and fuel surcharge revenue to conform to TFI presentation.

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2: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Repairs and maintenance, purchased transportation and fuel reclassified to materials and services expenses.

3: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Compensation and benefits reclassified to personnel expenses.

4: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Other occupancy and other expenses reclassified to other operating expenses.

5: Reclass of rent expense (other operating expenses) for the operating leases under U.S. GAAP to depreciation of right-of-use assets and interest on lease liabilities under IFRS 16 presented in finance costs.

6: Disaggregate gains and losses on the sale of rolling stock and equipment and land and building from other operating expenses.

7: Reclassification adjustment of UPS Historical information to presentation adopted by TFI. Depreciation and amortization reclassified to depreciation of property and equipment.

8: Disaggregate depreciation between depreciation on property and equipment, depreciation on right-of-use assets and intangible amortization.

4.	Preliminary purchase price allocation and pro forma adjustments
a)	Business combinations

The transaction will be accounted for as a business combination by TFI. The assets and the liabilities acquired are to be recorded at their estimated fair values, which are based on preliminary management estimates and are subject to final valuation adjustments. The excess of purchase price on net identifiable assets acquired has been accounted for as a bargain purchase gain in the preliminary purchase price allocation below. .

The transaction described in Note 1 above has resulted in the following estimated preliminary purchase price allocation:

Identifiable assets acquired and liabilities assumed
Trade and other receivables	349,748
Current taxes receivable	302
Inventoried supplies	15,689
Prepaid expense	14,971
Other assets	860
Property and equipment	1,052,816
Right-of-use assets	100,971
Intangible assets	6,856
Trade and other payables	(217,539)
Employee Benefits	(67,828)
Provisions	(50,352)
Other financial liabilities	(56)
Lease liabilities	(100,971)
Deferred tax liabilities	(116,449)
Total identifiable net assets	989,018
Total consideration transferred	866,092
Goodwill	—
Bargain purchase gain	(122,926)

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The fair value determination of assets acquired and liabilities assumed is preliminary and is based on management’s best estimates and information known at the time of preparing these pro forma condensed consolidated financial statements. Since the Company is still in the process of finalising the purchase price base on customary closing adjustments and valuation of intangible assets and other assets and liabilities assumed at the date of acquisition, the allocation of the purchase consideration is subject to change. The amount reflected as a bargain purchase gain may be adjusted as management continues to evaluate the fair value of the assets acquired and the liabilities assumed. Changes in the fair value of the assets could have a material impact on the pro forma consolidated statements of income.

The disclosure of the pro forma adjustments reflects the preliminary purchase price allocation above as well as adjustments to exclude certain obligations remaining with the Vendors and movements to accounts occurring between the date of the UPS Freight unaudited interim statements for the three months ended March 31, 2021 and the date of acquisition of April 30, 2021.

b)

Depreciation has been adjusted to reflect depreciation on the preliminary fair value adjustments allocated to property and equipment. For clarity, the fair value adjustments reduced the value of the equipment and increased the value of land.

c)

The incremental interest expense and reduction of interest income was calculated based on the reduction of cash and cash equivalent and increase in debt used in the acquisition at the interest rates prevailing at the date of the transaction. Finance income was reduced by the interest income which would have been earned on the cash balance as an estimated interest rate of 0.50%. The debt portion of the acquisition costs was drawn from the existing unsecured revolving facility at an annual interest rate of approximately 1.55%, which is based on the Libor rate plus TFI International’s specific margin.

d)

Transaction costs related to this acquisition total $8.0 million. These have been recognized in the pro forma condensed consolidated statement of income ended December 31, 2020 to give effect to the acquisition as at January 1, 2020.  The pro forma condensed consolidated statement of income for the three months ended March 31, 2021 have been adjusted to exclude $1.0 million of transaction related costs already reflected in the TFI International unaudited interim condensed consolidated statement of income for the similar period.

e)

To adjust the income tax expense at the effective tax rate of the Company for the impacts of the various pro forma items affecting the pro forma condensed consolidated statements of income as described above. No tax is calculated on the bargain purchase gain.

5.	Pro forma basic and diluted earnings per share

The pro forma basic and diluted earnings per share and the weighted average number of common shares outstanding – basic and the weighted average number of common shares outstanding – diluted, after adjustments for the effects of all dilutive common shares have been calculated as follows:

Basic and diluted earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of U.S. dollars and number of shares)	Year	Three months
	ended	ended
	Dec. 31, 2020	March 31, 2021
Pro Forma Net Income (loss)	(80,988)	75,028
Weighted average number of common shares	89,113,354	93,382,393
Weighted average number of diluted common shares	90,934,806	95,503,503
Earnings per share – basic	(0.91)	0.80
Earnings per share – diluted	(0.91)	0.79

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